VOLUME 1 GENERAL INDEX

1.	Executive Summary

2.	Introduction
	2.1	Project Background
	2.2	Location and Climate
	2.3	Landform and Vegetation
	2.4	Regional Business and Infrastructure
	2.5	Issues address in the BFS
3.	Permitting
	3.1	Mineral Rights
	3.2	Land Tenure
	3.3	Permits
4.	Geology
	4.1	Geological Setting
Regional Geology
Local Geology

	4.2	Mineralisation
Types of Mineralisation
Genetic Model

	4.3	Exploration
History of previous works and results

	4.4	Mineral Resources
Resource/Reserve Estimate
Assays and Independent Check Assays
RNGM Mineral Resources Estimate

5.	Mining

6.	Metallurgy
	6.1	Introduction
	6.2	Testwork History
	6.3	Comminuition Testwork Findings
	6.4	Flotation Testwork Findings
	6.5	Environmental Testwork Findings
	6.6	Conclusions

RIO NARCEA RECURSOS SA	Index Vol. 1/Page i

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 GENERAL INDEX
7.	Process Plant

8.	Tailings Management
• Conclusions and Recommendations

9.	Infrastructure
	9.1	General
	9.2	Water Supply
	9.3	Electricity Supply
	9.4	Communications
	9.5	Tailings Disposal
	9.6	Storm Water Drainage
	9.7	Potable Water and Sewerage
	9.8	Access Road
	9.9	Site Buildings
	9.10	Mobile Equipment
	9.11	Fire Protection Services
	9.12	Weighbridge
	9.13	Fuel Storage
10.	Environmental
	10.1	Summary
	10.2	Mining Precedents in the Region
11.	Capital Cost Estimate
	11.1	Summary of Project Capital Requirements
	11.2	Plant and Infrastructure Capital Cost Estimate
	11.3	Tailings Facility
	11.4	Working Capital
	11.5	Owner Pre-production Cost
	11.6	Mine Pre-stripping Cost
11.6.1 Pre-production open pit capital
11.6.2 Ongoing mine capital costs
	11.7	VAT During Construction
	11.8	Grants/Subsidies

RIO NARCEA RECURSOS SA	Index Vol. 1/Page ii

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 GENERAL INDEX

12.	Operating Cost Estimate
	12.0	Overall Operating Cost Estimate
	12.1	Plant Operating Cost Estimate
	12.2	Mining Operations Cost Estimate
12.2.1 Basis of the estimate
12.2.2 Organization and labour costs
12.2.3Otherfixed costs
12.2.4 Mine variable costs

13.	Project Implementation Plan
	13.1	Project Management
	13.2	EPCM Philosophy and Pricing Basis
	13.3	Contract Battery Limits
• Process Plant
• Tailings Impoundment/Return Water Dam
• Infrastructure
• Mine Pit/Waste Dumps
• Operational Personnel

	13.4	Project Implementation Teams
• The Principals Project Team
• The Contractors Project Team
	13.5	Project Procedures Manual
	13.6	Engineering Design
	13.7	Procurement
	13.8	Freight
	13.9	Construction Site Facilities
	13.10	Site Construction
	13.11	Commissioning
	13.12	Operating and Maintenance Manuals
	13.13	Quality and Warranties
	13.14	Cost Control
	13.15	Project Schedule
• Process Plant
• Infrastructure (Key Items)
• Mine Pit Development

14.	Risk Analysis

RIO NARCEA RECURSOS SA	Index Vol. 1/Page iii

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 GENERAL INDEX

15.	Financial Evaluation
	15.1	Criteria for evaluation
	15.2	Smelter
	15.3	Evaluation of base case
	15.4	Evaluation of inflated costs
	15.5	Evaluation of debt
	15.6	Evaluation of grants
	15.7	Evaluation of geotechnical factor
	15.8	Evaluation of smelter terms
	15.9	Evaluation of sensitivities

16.	Conclusions and Recommendations

RIO NARCEA RECURSOS SA	Index Vol. 1/Page iv

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 GENERAL INDEX

Tables
4.1	Summary of Assay Count and Length by Company
4.2	Mineral Resource Estimate
4.3	Comparison of Measured + Indicated Resource Estimates

5.1	Mineable Reserves

11.	Summary of Capital Requirements

12.1	General Operating Costs
12.2	Personnel Structure
12.3	Plant Operating Costs
12.4	Mining Costs
12.5	Mining Variable Costs

15.1	Nickel Price Sensitivity

Figures

2.1	Site Location Map
2.2	Aguablanca Exploration Adit
2.3	Landform and Vegetation Typical of Aguablanca

7.1	Aguablanca Block Flow Diagram

RIO NARCEA RECURSOS SA	Index Vol. 1/Page v

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 1 EXECUTIVE SUMMARY

1. EXECUTIVE SUMMARY

Rio Narcea Recursos (RNR), a wholly owned Spanish subsidiary of Rio Narcea Gold Mines Ltd (RNGM), holds various forms of mineral licence and exploration permits covering an area greater than 0,5 million hectare within the Provinces of Sevilla, Badajoz, Huelva and Cordoba.

The Aguablanca ore-body was discovered in 1993 by the Presur-Rio Tinto joint venture. It is located approximately 80 km north-west of Sevilla in Southern Spain and covers an area of approximately 20 hectares within the Aguablanca Reserva Definitiva.

The previous owners of the Aguablanca ground carried preliminary works including drilling and metallurgical testwork. In 2001 RNR signed an option agreement with these owners and in mid-2001, after due diligence work, acquired 100% control of the ore-body. Since then, further in-fill drilling and engineering studies have been carried out, and form the basis of the Bankable Feasibility Study (BFS).

RNR is planning to produce mineral concentrates of nickel and copper, containing platinum group metals, cobalt and gold, by conventional open pit mining and processing, (milling and flotation) of mineral ores from the Aguablanca ore-body. Collectively, these operations form the Aguablanca Project.

The Aguablanca process plant has been designed to produce a bulk copper/nickel/PGM concentrate. However, should market conditions require, the plant has the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate.

Existing infrastructure is in place in and around Real de la Jara, approximately 2km from the Aguablanca site, and the project has good access routes. Industrial water and high voltage power will be provided to the project. Heavy industry is present in Sevilla (80 kms) and Huelva (130kms), both cities having sea-ports linked to the Aguablanca Project by the N-630 highway, currently being upgraded to a four lane motorway.

This study is based on a conservative open pit reserve of 15,7 million tonnes, to a depth of approximately 250m, at a diluted mine grade of 0,66% Ni, 0,46% Cu, with a stripping ratio of 5,4 : 1. Overall recoveries of nickel and copper are 82% and 92% respectively.
RIO NARCEA RECURSOS SA	Section 1/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 1 EXECUTIVE SUMMARY

Significant mine life expansion may be expected by treatment of marginal stockpiles and pit expansions, and mining higher grade ore using underground methods. The economics of underground mining will be examined prior to completion of the open pit mining campaign.

Studies have shown that, using open pit mining methods and processing ore at a rate of 1.5Mtpa, the Aguablanca Project has an operating life expectancy of 10.5 years. However, pre-production activities, including mine overburden removal and plant construction, and post-production site rehabilitation work will extend the overall program to approximately 13 years.

In October 2001 RNR engaged Metallurgical Design and Management (Pty) Ltd (MDM), a company having worldwide project experience in the design and construction of metallurgical milling and flotation plants, to manage the Aguablanca BFS, presented here.

The BFS contains all of the required technical, engineering, capital and operating cost data, produced and compiled by MDM, as well as detailed environmental, geo-technical, mining, metallurgical and tailings studies/reports completed by others. Using this data, MDM has established that the Project is technically feasible and economically viable.

The Base Case financial model shows that the Aguablanca Project is viable under the conditions specified in the BFS. With a capital cost, estimated to an accuracy of +/- 10%, of US$64.1M (2003 terms), including US$9.4M of working capital and US$6.7M of VAT, and excluding a pre-production grant of $0.2M, the Project’s IRR is 30.1% and NPV is US$82.4 M (July 2002) when net cash flow, inclusive of tax, depreciation, depletion allowance and interest expense, is discounted at 5% per annum over 10.5 years. The base case model has assumed offtake agreement that does not give the best terms for the company. Using the purchase proposals of other three smelters the IRR of the project varies between 31.7% and 34%, with a NPV, discounted at 5%, ranging from US$89 M and US$98 M. An exchange rate of 1US$=1Euro is used throughout the BFS.

The above figures assume a nickel price of US$6,600 (US$2.99/lb) and a copper price of US$1,600/t (US$0.73/lb). Platinum and palladium prices are both assumed at US$400/oz.

The cash flow from which the above results are derived is based upon full equity financing and new, as opposed to second hand, equipment. Several cases with different levels of debt financing, or gearing, have been studied. The potential use of some second hand plant and equipment will be reported if and when final offers for such plant items are accepted. These items, located reasonably close to the Aguablanca site, are relatively new.
RIO NARCEA RECURSOS SA	Section 1/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 1 EXECUTIVE SUMMARY

The largely controllable technical risks associated with the project are low, or acceptable. Non-controllable risks are higher than controllable risks, although still quite acceptable. The highest risk is related to the price of nickel, a market factor. The conditions within RNR’s proposed smelter contract and the ability to sell concentrate forward at current price levels should reduce this risk considerably. The proposed power supply and mining contracts will reduce overall project risk. Negotiations on the major contracts referred to here are at an advanced stage. Generally, the overall project risk appears to be low by comparison with the returns anticipated.

RIO NARCEA RECURSOS SA	Section 1/Page 3

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 2 INTRODUCTION

2. INTRODUCTION

2.1 Project Background

Rio Narcea Gold Mines Ltd (RNGM) is a Spanish registered mineral resource company and one of Western Europe’s premier mining companies. RNGM has a number of operating gold mines in Spain and has several exploration permits in Spain and Portugal. Including the Monaguera Mineral Reserve, containing the Aguablanca Project, RNR controls over 4600 square kilometres of land in Southern Spain.

On 5th July 2001, as part of its corporate mineral diversification strategy, RNGM, through its wholly owned subsidiary Rio Narcea Recursos, S.A. (RNR), exercised its option to acquire a 100% interest in the Aguablanca Nickel-Copper-PGM project by purchasing 50% interest in the Monaguera Mineral Reserve from Atlantic Copper S.A, a subsidiary of Freeport McMoRan.

In October 2001 RNR commissioned MDM to conduct the Bankable Feasibility Study for a new mine, concentrator and associated infrastructure, aiming to begin production of mineral concentrate in the latter half of 2003.

2.2 Location and Climate

The Aguablanca Project, located North of the Spanish Pyrite Belt with its history of base metal mining, is approximately 80 km North of Sevilla, within the Monesterio municipal boundary in the south of Badajoz Province (Extremadura Region), and close to the Huelva and Sevilla (Andalucia Region) provincial boundaries, Southern Spain. The Aguablanca Site Location Map is shown overleaf, Figure 2-1.

The closest villages are Real de la Jara, 2 km south-east, and Santa Olalla de la Cala, 10 km south. The village of Santa Olalla del Cala is on the N630 national route, between Sevilla in the south and Merida in the north. Monesterio, with a population of approximately 10,000 is located some 30 km north.

The Aguablanca region has a Mediterranean climate. Temperatures in the hot and dry summer months, from May to October, range from 10ºC to 33ºC. Temperatures in the cool, mild winter months, from November to April, range from 3ºC to 18ºC. Rainfall and light snow prevail in this period. The prevailing winds are seasonal.

RIO NARCEA RECURSOS SA	Section 2/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 2 INTRODUCTION

Figure 2-1 Site Location Map

RIO NARCEA RECURSOS SA	Section 2/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 2 INTRODUCTION

Figure 2-2 – Aguablanca Exploration Adit

Figure 2-3 Landform and Vegetation typical of Aguablanca

RIO NARCEA RECURSOS SA	Section 2/Page 3

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 2 INTRODUCTION

2.3 Landform and Vegetation

The Aguablanca Project is at an elevation of 450m to 500m above sea level, and comprises low hills with moderate relief. Rock outcrops are rare. Typical landform and vegetation is shown in Figure 2-3.

The deposit lies under a hill very similar to any of the many small hills of an area that is relatively flat. The hills of the area isolate the outcrop from the main population centers and roads such that the project area is only visible from very close distances.

The area is covered with trees and bushes forming the classical type of Mediterranean forest of the mountains of central and southern Spain. The area is vegetated with meadows comprising grass, oak trees and small olive trees.

The vegetation changes close to the Cala River that runs south of the property, and the Arroyo del Culebrín that runs west of the property.

2.4 Regional Business and Infrastructure

The El Real de le Jara region has limited commercial infrastructure, mainly consisting of businesses servicing the local farming and agricultural activities. There are some isolated farms within a radius of 10km of the project area. Farming is generally of a subsistence nature and includes cattle and pig farming.

Secondary support businesses and services, and government organizations, available in El Real de le Jara include, retail, banking and schools.

Roads in the area are relatively undeveloped. A new bitumen road by-passing the town will be constructed. This will ensure that heavy vehicles associated with the mine development, and operations thereafter, do not disturb or disrupt the local community.

RIO NARCEA RECURSOS SA	Section 2/Page 4

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 2 INTRODUCTION

2.5 Issues addressed in the BFS

Issues addressed in the BFS include:

  Geology and resource evaluation

  Pit design, waste dumps and mining method

  Ore characterisation and pilot plant testwork

  Concentrate grades

  Tailings disposal facilities and associated operating philosophy.

  Process operating philosophy, process flow diagrams, piping and instrument diagrams and equipment, instrument and valve lists

  Civil and structural engineering designs

  Mechanical engineering and equipment selections including pipe routing and valve selections

  Electrical engineering and design for the incoming power and internal power reticulation

  Infrastructure requirements for the supply of water, electricity, access roads

  Environmental Impact Assessment, to develop an Environmental Management Programme for the mine

Financial analyses provided in the BFS are based upon the results of metallurgical test-work, capital cost estimates for the mine, concentrator and associated infrastructure, estimated operating costs for all operational areas, and revenue forecasts based upon proposed smelter concentrate off-take contracts.

RIO NARCEA RECURSOS SA	Section 2/Page 5

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 3 PERMITTING

3. PERMITTING

3.1 Mineral Rights

In an agreement dated 5th July 2001 RNR exercised its option to acquire a 100 % interest in the Aguablanca Nickel-Copper-PGM project from Atlantic Copper, S.A. and the Spanish government.

Both Atlantic Copper and the State retained a copy linked to metal prices and productions as part of the purchase agreement

The deposit was discovered in 1993 by the Rio Tinto Minera/Presur Joint Venture and was extensively drilled (33,000 m) in the period 1993-1996. In addition to the drilling a sample adit was excavated. During 1996 Freeport McMoRan Copper & Gold Company acquired Rio Tinto’s Spanish assets and formed the subsidiary, Atlantic Copper, S.A., and sold their 50 % portion of the Monequera Mineral Reserve, which included the Aguablanca ore-body.

Rio Narcea, for the first time in the history of the project, successfully managed to combine state and private interests and open the Monequera Reserve to systematic regional exploration.

3.2 Land Tenure

Approximately 700 ha of land will be acquired by RNR, on a compensation basis, from the local landowners for the development of the Aguablanca Project. The small number of land owners involved have all shown interest in the compensation basis proposed. However, should negotiated positions fail to materialise, Spanish mining law allows the mining companies to expropriate the surface landland, giving no rights to landowners in relation to mineral rights (Monaguera).

The land will be used for the development and operation of the mine complex i.e. access roads, waste dumps, mine pit, plant facilities and tailings deposition facility.

3.3 Permits

International practice requires applications to be lodged for various permits relating to the development and operation of new mining and processing facilities. Typically, permits are for water draw from local drainage systems, mining, tailings deposition and environmental activities.

For the Aguablanca project, once RNR (the Operator) has demonstrated that the Environmental Management Program requirements can be met, a license encompassing all other permit/license requirements would be issued.
RIO NARCEA RECURSOS SA	Section 3/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 4 GEOLOGY

4. GEOLOGY

4.1 Geological Setting Regional Geology

The Aguablanca Nickel-Copper (Ni-Cu) deposit is located in the south-eastern part of the west-northwest trending Ossa-Morena lithostructural Zone (OMZ), which extends into Portugal and covers an area 120 km by 240 km. It is situated along the south-east border of the Olivenza-Monesterio Antiform (OMA). The core of the OMA includes the Upper Proterozoic Serie Negra Formation, which consists of anatectic granodiorite, biotite schists, black quartzites and carbonate rocks intercalated with amphibolites, and volcanogenic greywacke and slates. The thick sequence of clastic and volcaniclastic rocks of the Malcocinado Formation overlies the Serie Negra Formation.

The regional geology provides evidence of a least two orogenic events, separated by a period of extension characterized by early Paleozoic rifting and a passive margin phase during Ordovician – Devonian time. This extensional event is believed to be critical to the formation of Ni sulfide mineralization at Aguablanca and to the potential for new discoveries along the Ossa Morena antiform.

The deposit is hosted by the Aguablanca gabbroic stock along the northern contact of the of the Santa Olalla plutonic complex; a Hercynian massif consisting principally of quartz-diorite, granodiorite and monzogranite, although the composition ranges from gabbro to granite. The plutonic complex intrudes upper Precambrian-middle Cambrian aged formations consisting mostly of low grade meta-volcanic and meta-sedimentary rocks (meta-pelites, marble and calc-silicates). A well developed contact metamorphic aureole surrounds the plutonic complex with temperatures reaching the hyperstene hornfels facies. Skarns are very abundant within the aureole.

The northern and southern limits of the plutonic complex are sites of major fault zones. Parallel, post mineral, N40E trending, strike slip fault system that dips 75° to 80° to the SE dismembers and represent the lateral limits of the mineralization.

Aguablanca represents a typical example of magmatic sulfide mineralization hosted by gabbro and gabbro-norites. The mineralization consists of disseminated (1%-20% sulfides) to semi-massive (20%-60% sulfides) mineralization, with the highest grades occurring within magmatic breccia. The breccia consists of variable sized fragments of ultramafic (pyroxenes to gabbro-norites) rocks, as well as fragments of skarn, hornfels, and marble. The disseminated mineralization consists of interstitial sulfides within the silicates (pyroxenes, plagioclase) of a plagioclase gabbro.

RIO NARCEA RECURSOS SA	Section 4/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 4 GEOLOGY

The disseminated mineralization is fairly continuous and regular, and tends to display the highest grades near the mineralized breccias. Ultramafic rocks including pyroxenites and peridotites in some of the deepest holes are indicative of magmatic segregation. Sulfide mineralization consists predominantly of pyrrhotite, pentlandite, chalcopyrite and pyrite with minor marcasite and covellite. Magnetite is commonly present and lesser amounts of platinum group minerals (PGM) and gold are also associated with the sulfide minerals.

Local Geology

The area of the Aguablanca Ni-Cu deposit is underlain by mafic and ultramafic rocks of the Aguablanca Stock (AS), which has intruded carbonate rocks of Hercynian age. The AS is a small gabbroic intrusion (approximately 2.3 km2) located along the northern contact of the much larger Santa Olalla Pluton (SOP). The northern and southern limbs of the SOP are marked by major fault zones. A well developed contact metamorphic aureole surrounds the AS and SOP exemplified by skarn mineralisation

From north to south the rock types observed in the deposit area are marble (M) and skarn (SK), endoskarn (ES) and various facies of gabbro. A layer of gossanous material (OX) with irregular thickness covers the above rock types and a 10m to 15m thick overburden is present throughout the area.

4.2 Mineralisation

The Aguablanca deposit represents a typical magmatic Ni-Cu sulphide mineralisation hosted by various facies of gabbro. Ultramafic rocks such as pyroxenite and peridotite have also been intersected in diamond drill holes. Sulphide mineralisation consists predominantly of pyrrhotite, pentlandite, chalcopyrite and pyrite with minor marcasite and covellite. Magnetite is commonly present and lesser amounts of platinum group minerals (PGM) and gold are associated with the sulphide minerals.

Types of Mineralisation

At Aguablanca, three main types of sulphide mineralisation have been recognised.

These are:

Type 1:     Massive to semi-massive mineralisation.
Type 2:     Disseminated mineralisation.
Type 3:     Irregular mineralisation in patches, lenses etc.

RIO NARCEA RECURSOS SA	Section 4/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 4 GEOLOGY

Type 1 Mineralisation

Type 1 mineralisation is associated with magmatic breccia, which consists of sub-angular gabbroic fragments in a matrix of semi-massive sulphides. This mineralisation is often narrow and discontinuous. Sulphides constitute 30% to 60% of the rock and pyrrhotite and pentlandite are dominant, while chalcopyrite is less common and cobaltite is occasionally present. Within the higher-grade portions of the deposit (>1.0% Ni), Ni/Cu ratios range from 3 to 5. The PGMs identified include sperrylite (PtAs2) and michenerite (PbBiTe).

Type 2 Mineralisation

Type 2 mineralisation is characterised by sulphides interstitial to the silicates (pyroxene, amphibole and plagioclase) and generally associated with the mineralised gabbroic unit. This mineralisation is much more continuous and is present as an envelope of disseminated sulphide mineralisation (0.2% Ni to1.0% Ni) commonly surrounding the higher-grade zones. Pyrrhotite, chalcopyrite and pentlandite are the main sulphides and they constitute up to 20% of the rock, with the Ni/Cu ratios ranging from 1 to 1.5

Type 3 Mineralisation

Type 3 mineralisation contains variable amounts of sulphides in patches, lenses, aggregates or bands. It is typical of the distal parts of the deposit and represents the transition zone from the disseminated mineralisation to the barren lithologies

All the rock types of the Aguablanca Stock have undergone hydrothermal alteration. In general, the mafic rocks exhibit a higher degree of alteration than the ultramafic rocks. Mafic minerals are replaced by clinoamphiboles of variable composition, biotite phlogopite and lesser clinozoisite. Plagioclase is replaced by sericite. A second stage of hydrothermal alteration is characterised by the presence of talc, clinochlore, calcite, illite and clay minerals.

RIO NARCEA RECURSOS SA	Section 4/Page 3

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 4 GEOLOGY

Genetic model

Work carried out to date by both RTM and RNGM indicate that the Aguablanca Ni-Cu deposit is situated in a geologic environment similar to those at magmatic sulphide deposits of Sudbury, Ontario, Canada, Voisey’s Bay, Labrador, Canada and Norilsk, Russia.

The geological model at these deposits is described by Naldrett, (1989) and is appended.

In 2001, as part of its due diligence on the Aguablanca Project, RNGM carried out a program of compilation of previous exploration results and re-logging of diamond drill holes. Observations made by Garcia N. (2001) during this program are given in Volume 2 of the BFS.

4.3 Exploration

History of Previous Work and Results

Exploration for nickel and copper deposits in the Olivenza-Monesterio Antiform (OMA) area of south-west Spain has been carried out since the mid-1980’s. In 1986, the areas known as "La Monaguera" and "La Remota", which cover a total area of 620,800 ha in the Provinces of Huelva and Badajos, were declared a State Reserve for Mineral Investigation, and the investigation rights were awarded to Presur, the State Corporation.

Presur carried out stream sediment geo-chemical sampling and in 1989 reduced the size of the State Reserve to 460,300 ha. In 1993 the Presur-Rio Tinto Minera (RTM) Joint Venture identified the Aguablanca target by further geochemical stream sediment and soil sampling, and in 1994 discovered the Aguablanca Ni-Cu deposit by diamond drilling. The RTM interest was later transferred to Atlantic Copper (Atlantic) which, in 1996, decided not to continue with exploration in the area.

By March 1997, the State Reserves had been reduced in total area to 133,400 ha, with 41,000 ha categorised as a "Priority Area" in which Atlantic and Presur each had a 50% interest, with the remaining 92,400 ha categorized as "Secondary Area" in which Presur had 100% interest. Under the terms of the Joint Venture agreement Atlantic has the option to include areas within the "Secondary Area" in the "Priority Area", thereby giving Atlantic the right for a 50% interest.

RIO NARCEA RECURSOS SA	Section 4/Page 4

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 4 GEOLOGY

From 1994 to 1997 RTM carried out some 32,000 m of diamond drilling, completed a 65m long adit for bulk sampling and a Pre-feasibility Study on an open pit. RTM estimated the Mineral Resources to total some 18.9 million tonnes at an average grade of 0.67% Ni and 0.46% Cu and a stripping waste to ore ratio of 4.3 to 1. RTM then estimated the in-pit Mineral Resources to total some 12.4 million tonnes at an average grade of 0.80% Ni and 0.54% Cu with a stripping ratio of 4.45 to 1.

In March 2001, RNGM signed an option agreement with Atlantic to aquire a 50% interest in the Aguablanca Project.

To date, more than 43,100m of diamond drilling has been completed in 251 drill holes. These include some 33,500m completed by RTM and some 9,600 m completed by RNGM, appended. A program of in-fill diamond drilling has recently been undertaken, the results of which are incorporated in the BFS. The previous owners drilling was, in most cases, re-drilled, and re-surveyed.

In an agreement dated February 14, 2002, RNR as operator of the new Consortium with the Spanish Government, agreed to minimum exploration expenditures on certain areas over a period of 9 years. The purchase agreement with the Spanish Government gives RNR the right to relinquish the Secondary Area without any penalties or commitments. RNR also has an option to relinquish Priority Areas 1 and 3 at any time subject to paying in cash, to the State, the difference between its initial commitment and the exploration expenditures.

The Aguablanca Project comprises one "Reserva Definitiva" Mineral Licence, three Priority Area Mineral Licences, four "Reserva del Estado" (RE) Mineral Licences, seven Investigation Permits (PI) and nine Exploration Permits (PE) covering a total area of approximately 1,104,250 ha. The deposit is situated within the Aguablanca Reserva Definitiva and covers about 20 ha. The properties are situated in the Provinces of Sevilla, Badajoz, Huelva and CordobaThe Aguablanca Project comprises one "Reserva Definitiva" Mineral Licence, three Priority Area Mineral Licences, four "Reserva del Estado" (RE) Mineral Licences, seven Investigation Permits (PI) and nine Exploration Permits (PE) covering a total area of approximately 1,104,250 ha. The deposit is situated within the Aguablanca Reserva Definitiva and covers about 20 ha. The properties are situated in the Provinces of Sevilla, Badajoz, Huelva and Cordoba

RIO NARCEA RECURSOS SA	Section 4/Page 5

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 4 GEOLOGY

4.4 Mineral Resources

The Aguablanca Ni-Cu deposit is consists of two parts. The Main Mineralised Body is approximately 300m long, 50m to 100m wide, and trends east-northeast. The Northern Body, 25m to 50m wide, has been traced for about 150m along strike and 160m below the surface. Both mineralised bodies are cut by north-east and north-west trending faults (Figures 9 to 13, Appendix B).

The resource and reserve estimates are based on two evaluations. The first is based on assay data from RTM’s early results and RNGM’s preliminary drilling results. The second consists of a re-evaluation of the early data, as well as the results of RNR’s in-fill drilling program. The resource and reserve estimates are based upon the use of both sets of data, or both evaluations.

Resource/Reserve Estimate

Drill Hole Assay Data

The drill hole assay database has some 8,520 records for Ni, Cu, Pt and Pd determinations. The sample statistics are summarized in table 4.1.

RIO NARCEA RECURSOS SA	Section 4/Page 6

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 4 GEOLOGY

Table 4-1 Summary of Assay Count and Length by Company

Drilled By			Nickel	Copper	Gold	Platinum	Palladium	Cobalt
All	No Assay	Number	3599	3599	10745	10745	10745	10097
		Meters	20949	20949	32588	32588	32588	31426
	Assayed	Number	12368	12368	5222	5222	5222	5870
		Meters	20553	20553	8914	8914	8914	10076
	Total	Number	15967	15967	15967	15967	15967	15967
		Meters	41502	41502	41502	41502	41502	41502
	%Assayed	Number	77%	77%	33%	33%	33%	37%
		Meters	50%	50%	21%	21%	21%	24%
Atlantic Copper	No Assay	Number	2957	2957	10103	10103	10103	9455
		Meters	17329	17329	28968	28968	28968	27806
	Assayed	Number	8687	8687	1541	1541	1541	2189
		Meters	14109	14109	2470	2470	2470	3632
	Total	Number	11644	11644	11644	11644	11644	11644
		Meters	31438	31438	31438	31438	31438	31438
	%Assayed	Number	75%	75%	13%	13%	13%	19%
		Meters	45%	45%	8%	8%	8%	12%
RNR	No Assay	Number	642	642	642	642	642	642
		Meters	3620	3620	3620	3620	3620	3620
	Assayed	Number	3681	3681	3681	3681	3681	3681
		Meters	6444	6444	6444	6444	6444	6444
	Total	Number	4323	4323	4323	4323	4323	4323
		Meters	10064	10064	10064	10064	10064	10064
	%Assayed	Number	85%	85%	85%	85%	85%	85%
		Meters	64%	64%	64%	64%	64%	64%

RIO NARCEA RECURSOS SA	Section 4/Page 7

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 4 GEOLOGY

Assays and Independent check assays

These were carried out in Spain, Canada and the UK. The drill hole assay database consists of data from RNGM and RTM. RNGM reports that there is a minor positive bias in Ni and Cu values obtained in the check assay programme.

RNGM Mineral Resource Estimate

Mineral Resources of the Aguablanca Ni-Cu-PGE deposit are contained in two zones, the Main Zone and the North Zone and are contained in at least three high grade shoots with steep easterly plunges, and mineralisation open at depth.

The Aguablanca Mineral Resource estimate is based on a three-dimensional geological block model within an envelope of 0.1% Ni. The measured and indicated Mineral Resources of the Aguablanca Project, as estimated by ORE, (Ore Reserves Engineering from Denver) are reported as 19,7 million tonnes at an average grade of 0.66% Ni, 0.48% Cu, 0.50 g/t PGE (combined), 0.13 g/t Au and 0.02% Co. ORE also estimated Inferred Mineral Resources to be some 6 million tonnes at an average grade of 0.53% Ni, 0.46% Cu, 0.40 g/t PGE (combined), 0.13 g/t Au and 0.02% Co.

Table 4-2 Mineral Resource Estimate (Cutoff 0.2% Nickel) *

	Volume	Tonnes
	(1000's)	(1000's)	%Ni	%Cu	ppm Pt	ppm Pd	%Co	ppm Au
Measured	5,150	15,900	0.667	0.481	0.250	0.240	0.018	0.130
Indicated	1,250	3,800	0.606	0.476	0.230	0.220	0.016	0.130
Total Measured + Indicated	6,400	19,700	0.655	0.480	0.246	0.236	0.017	0.130
Inferred - Oxide	400	1,050	0.407	0.274	0.173	0.165	0.010	0.115
Inferred - Sulfide	600	1,900	0.495	0.407	0.187	0.179	0.012	0.113
Inferrred - Deep	1,000	3,000	0.587	0.550	0.224	0.215	0.015	0.143
Total Inferred	2,000	5,950	0.526	0.455	0.203	0.195	0.013	0.129

RIO NARCEA RECURSOS SA	Section 4/Page 8

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 4 GEOLOGY

The above mineral resources were estimated using a 2% Ni cutoff, based upon 4x4x4 block model built by ORE using results of drilling completed by RTM + RNR. Block grades for Ni, Cu, Au, Co, Pt + Pd were interpolated using IDP methods. As an internal check, ORE utilized three other methods of estimating mineral resources and reported that the tonnage and grade estimates varied by about 8%, as presented in table 4.3.

Table 4.3 Comparison of Measured + Indicated Resource Estimates

Using Different Methods and Parameters

				%Difference from
	Tonnes			Base Case
	(1000's)	%Ni	%Cu		Nickel	Nickel	Copper	Copper
				Tonnes	Grade	Metal	Grade	Metal
Base Case IDP	19,700	0.655	0.480
No Grade Caps in Mineralized	19,750	0.658	0.488	0.3%	0.5%	0.7%	1.7%	1.9%
No Adjustment for Fault Displacement	19,350	0.658	0.477	-1.8%	0.5%	-1.3%	-0.6%	-2.4%
Nearest Neighbor	18,000	0.703	0.511	-8.6%	7.3%	-1.9%	6.5%	-2.7%
Kriged with Caps and Fault Adjustments	20,900	0.619	0.457	6.1%	-5.5%	0.3%	-4.8%	1.0%

* Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserves and resources estimates were prepared by or under the direction of Alan C. Noble. O.R.E. Reserves Engineering, Colorado, U.S.A., who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43 -101.

RIO NARCEA RECURSOS SA	Section 4/Page 9

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 5 MINING

5. MINING

The BFS evaluation is based upon contract mining. Pit design is based upon conservative geo-technical and economical considerations, the latter consistent with contract mining.

Final pit limits have been examined by determining Net Present Value (NPV) for different scenarios at various metal prices. Larger and deeper pits than that considered for the Base Case are possible, but do not show additional yield to justify the higher risk involved.

Pit design was based in floating cone analysis to evaluate the economic limits of the pit. Predicted operating cost, smelter terms and metal recoveries were used for the evaluation. Variable slopes for different sections of the pit were used and cost were escalated towards the bottom to reflect depth. Two pit design were refined with roads and berms resulting in a "base case" pit on 15,7 million tones of ore with a waste to ore ratio of 5.44 : 1.

A cut-off of US$8,23/t (equivalent to approximately 0,3% Ni) has been selected for mill ore feed. A marginal cut-off of 0,24% Ni is estimated to cover process and general costs of US$6,6/t. Ore production is set at 1,500,000 tpa. During the first three months of operation the costs could be capitalized but are not capitalized for the BFS economic evaluation.

Details of the mineral reserves, including dilution are showed in table 5.1.

Table 5.1 Mineral Reserves *
	Ore	% Ni	% Cu	Ppm Pt	Ppm Pd	% Co	Ppm	Waste	Stripping
	Tonnes						Au	Tonnes	Ratio
	(1000’s)							(1000’s)
Phase 1	5,450	0.632	0.443	0.237	0.226	0.017	0.122	14,000
Phase 2	5,050	0.616	0.441	0.232	0.222	0.016	0.122	26,350
Phase 3	5,200	0.716	0.502	0.260	0.249	0.019	0.135	45,100
Total	15,700	0.655	0.462	0.243	0.232	0.017	0.126	85,450	5.44

RIO NARCEA RECURSOS SA	Section 5/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 5 MINING

This figure excludes the inferred resources contained within the pit limits.

The production and treatment schedule assumes mining for 10,5 years. After that, if no additional reserves are found, marginal stockpiles may be processed, although oxidation may result in lower recoveries. Due to the existing drilling information beneath the base of the planned pit it appears reasonable to assume that some of these resources could be exploited by underground methods before reaching the bottom of the planned pit.

The mine plan assumes excavation of three staged push-backs to minimize initial capital. During the year of pre-production and first year of operation, 10.36 million tonnes of waste and oxidized ore (to be stockpiled) will be excavated to provide enough stockpiled ore, to expose adequate ore for treatment and to provide construction material for the tailings pond.

The waste produced will be used for the construction of starter dams at the tailings storage area, as well as for the construction of several clear water ponds.

The average ore mining cost, based on contract mining and owners’ drill and blast is US$5,55, which includes waste, ore and owners cost. The actual estimated cost per tonne of waste and ore mined is US$0,71 and US$0,73 respectively. Dump reclamation has been estimated at a total of US$1.6M, which equates to US$0,1/t ore mined.

Firm proposals have been received from well-known local contractors and the average prices of the two best proposals have been used for estimating unit costs.

Based upon RNR’s experience, the prices offered are considered reasonable. Using a larger pit design, if suitable, there may be room for a price improvement.

* Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserves and resources estimates were prepared by or under the direction of Alan C. Noble. O.R. E. Reserves Engineering, Colorado, U.S.A., who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43-101.

RIO NARCEA RECURSOS SA	Section 5/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 6 METALLURGY

6. METALLURGY

6.1 Introduction

Aguablanca open pit ore consists of two main ore types, these being the semi-massive breccia sulphide and the disseminated sulphide ores, both bearing nickel and copper values. The nickel is present mostly as pentlandite and the copper only as chalcopyrite, minor nickel is contained in pyrrhotite. Most of the gangue is composed of silicates (amphibole, pyroxene) and pyrrhotite.

6.2 Testwork History

Bench scale work, as well as some locked-cycle testing, was initially conducted on borehole core composites by the previous owners, Rio Tinto-Presur JV. Later, full pilot work was performed on bulk samples excavated from an adit.

Rio Narcea conducted due diligence testwork (at both Mintek –Phase 1 and 2 - and Camborne School of Mines) on core samples, in the second half of 2001. Rio Narcea then followed up with bench and pilot work using fresh core and bulk samples (at Mintek – Phase 3 and 4) in the first half of 2002. The testwork data have been used to establish the operating conditions of the mill and the optimum recoveries of the metals in the ore.

Comminution data were established during Mintek Phase 3 work, in parallel with the execution of the flotation testwork program. Comminution data were provided to Orway Mineral Consultants for appraisal and milling circuit selection.

6.3 Comminution Testwork Findings

Aguablanca breccia ore is characterised as exhibiting low competency, low abrasivity and requiring below average amounts of grinding energy (Orway Mineral Consultants comminution database). This ore will not generate adequate media to sustain an efficient SAG milling operation and will require a high ball loading to produce effective grinding. The intermediate size fraction produced tends to consist of tough material. Here a recycle crusher should be beneficial in controlling mill load.

Aguablanca disseminated ore is characterised as exhibiting high compressive strength, medium to high competency, high abrasivity and requiring average to above average amounts of grinding energy. This ore is likely to form an adequate quantity of competent media such that an efficient SAG milling operation can be sustained. A build-up of tough pebbles is likely and a recycle crusher should be beneficial in controlling mill load.

RIO NARCEA RECURSOS SA	Section 6/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 6 METALLURGY

After primary crushing, the nominated ore blend of 4:1 Disseminated:Breccia is expected to form a good SAG mill feed. A high aspect SAG mill is selected to generate breakage of the competent disseminated material. Pebble extraction and recycle crushing will be used to control the load in the SAG mill. SAG mill product will be further ground to its final size in a ball mill operating in closed circuit with a cyclone cluster.

6.4 Flotation Testwork Findings

The breccia and disseminated ore samples are mineralogically similar with similar kinetic values and kinetic ratios, reflected in their similar flotation characteristics.

The liberation size is quite coarse for this type of mineralisation, with a grind size of 90% minus 100 microns (or 75% minus 75 µm) required for optimum extraction.

Flash flotation, if applied, will recover approx. 40% of the Cu to a clean, concentrate with minimum Ni losses. This case improves the economics but has not been included in the financial evaluation.

The only identified penalty impurity for some smelters is MgO in the Ni concentrates. Some natural floating silicates like talc, chlorite and some pyroxenes are the origin of the MgO in the concentrates. Magnesium depressants like CMC´s and guar gum have successfully been applied during the test work and resulted in acceptable magnesium concentrations.

Generally, the disseminated samples tested in Phases 1 and 2 and the disseminated, breccia and blend samples tested in Phase 3 have similar flotation properties with respect to copper, nickel and iron flotation.

Phase 1, 2 and 3 samples differ in the flotation response of MgO. A mineralogical study noted that copper is associated with MgO bearing minerals and that the MgO was not associated with talc but with harder pyroxene and amphibole.

MgO is far less reactive in Phase 3 breccia than disseminated ore. Phase 3 disseminated ore has a much higher fast floating fraction of MgO compared to Phase 1 and 2. This is seen as a pronounced talc problem encountered during Phase 3 testwork. This problem has been dealt with by the addition of the MgO pre-float to the process route.

Selectivity between copper and nickel can be achieved by utilising the large difference in their fast floating rates as measured by the ratio of fast floating copper rate to nickel rate (1.938 for Phase 1 and 2, and 1.970 for Phase 3). All samples have this characteristic and will respond equally well to the new flowsheet of an MgO pre-float, followed by a copper fast-float and a separate nickel float.

RIO NARCEA RECURSOS SA	Section 6/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 6 METALLURGY

Simulation of the 1 minute copper fast float showed that Phase 1 and 2 material will respond equally well to the new MgO/copper fast-float/nickel float flowsheet.

Aguablanca flotation tailings slurry can be thickened to density greater than 70% solids by mass. The slurry shows adequate slump and moderate slurry rheology which makes it suitable for disposal via the thickened tailings method ("paste" disposal). Variability testing of Aguablanca ore using the selected tailings flocculant is required.

6.5 Environmental Testwork Findings

Acid base accounting showed that Aguablanca waste rock contains insufficient sulphide sulphur to generate acidic drainage. The waste rock shows significant neutralising potential, probably as a result of the presence of carbonate mineralisation (limestone) that is present in the local rock at Aguablanca.

Aguablanca flotation tailings contain significant sulphide sulphur in the form of pyrrhotite, resulting in a strong potential to generate acidic drainage should the tailings material be exposed to oxidising conditions. Acid base accounting also showed that the float tailings has a relatively high neutralising potential, related directly to the presence of carbonate mineralisation.

Leachate testing showed that for both tailings and waste rock samples, very low levels of metals were detected, none of which were present at concentrations greater than the World Bank Environmental Guidelines for Mining and Milling Operations.

6.6 Conclusions

The Aguablanca process plant has been designed to produce a bulk copper/nickel/PGM concentrate, with the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate. This is achieved by exploitation of the different flotation rates of fast floating copper and nickel. The plant can also produce an MgO-rich gangue concentrate for control of MgO grade in final concentrate.

Aguablanca ore is suitable for two stage milling using via semi-autogenous and ball milling. The flowsheet includes primary crushing, semiautogenous grinding, pebble crushing, ball milling, flash flotation, three stages of nickel flotation, concentrate thickening and filtration.

Overall Ni recovery is estimated at 82% for the bulk concentrate production, with 85% for Cu and 75% for Pt, Pd and Co, concentrate grades will be 8-9% Ni with 6-7% Cu, 5-8 g/t Pt/Pd and 1500-2000 ppm Co.

RIO NARCEA RECURSOS SA	Section 6/Page 3

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 6 METALLURGY

Acid base accounting showed that Aguablanca flotation tailings have a strong potential to generate acidic drainage but also have significant neutralising potential. Aguablanca waste rock has significant neutralising potential. Leachate testing of tailings and waste rock showed very low levels of metals, with none exceeding World Bank Environmental Guidelines.

RIO NARCEA RECURSOS SA	Section 6/Page 4

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 7 PROCESS PLANT

7. PROCESS PLANT

The Aguablanca process plant has been designed to produce a bulk copper/nickel/PGM concentrate. However, the plant has the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate.

Based upon the results of all the testwork conducted the Aguablanca plant has been designed to treat 125,000 tons per month of ore mined from an open pit. The plant consists of primary (jaw) crushing with storage of crushed ore on a conical covered stockpile. Crushed ore is reclaimed by a vibrating feeder and conveyed to the primary semi-autogenous grinding (SAG) mill. The SAG mill discharge is screened and pebbles are re-cycled for crushing in a cone crusher. Milled slurry is pumped to a classifying cyclone cluster whose underflow gravitates to the secondary ball mill. Ball mill discharge is also screened to remove oversize with slurry flowing to the cyclone feed pump tank.

Cyclone overflow gravitates to flotation, which includes a gangue pre-float, copper rougher float and nickel rougher, cleaner and re-cleaner float stages. The plant will have the flexibility to produce a bulk copper-nickel concentrate, or separate copper and nickel concentrates. Concentrate is thickened and pumped to automated horizontal plate- type filter presses where concentrate filter cake is produced.

The flotation area includes a re-grind mill for improving flotation recovery.

Water is recovered from flotation tailings by a thickener and returned to the process water tank. Make-up water is pumped from a dam on the nearby Helechoso River. Additional run-off and drainage is recovered from the plant and the waste dump areas and pumped to the plant water tanks.

Thickened (paste) tailings are pumped to a tailings dam from which recoverable water is returned to the plant.

The plant is under full programmable logic control (PLC) and supervisory control and data acquisition (SCADA) control with a high degree of automation. The flotation circuit includes an on-line analyser for control and optimisation of the flotation process.

A plant block flow diagram is show in figure 7.1.

RIO NARCEA RECURSOS SA	Section 7/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 7 PROCESS PLANT

Aguablanca Block Flow Diagram

RIO NARCEA RECURSOS SA	Section 7/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 8 TAILINGS MANAGEMENT

8. TAILINGS MANAGEMENT

Knight Piésold Limited (KP), was commissioned in January 2002 by Rio Narcea Recursos S.A. (RNR), to prepare a study for the surface containment of tailings produced from the polymetallic copper and nickel Aguablanca Project in south-western Spain. This report addresses the tailings and water management systems for the project.

The feasibility level design has been completed in accordance with the recommendations of the International Commission on Large Dams (ICOLD) and other International Standards, to be robust, suit the mine and process plant planned operational methods, meet the environmental requirements for a safe and secure facility within Spain and to provide flexibility for future expansion of the tailings management facility (TMF).

The objectives of the study are to:

  provide a safe and stable tailings management facility designed to be technically viable and environmentally appropriate;

  provide a tailings disposal scheme suitable for storing 1.375 M tonnes per year for a 15 year mine life;

  provide an engineering design which is appropriate for future closure of the facility;

  present the information in a form suitable to allow a decision to be made to further develop the design and operate the project.

The following aspects have been considered:

  site selection and suitability;

  proposals for geotechnical field work at the proposed TMF site;

  geotechnical and geochemical testing and characterisation;

  hydrology and hydrogeology;

  water balance;

  feasibility design of the TMF embankment to provide a safe and stable tailings facility suitable for the temporary storage of process water;

  feasibility design of the project water storage dam to provide a renewable fresh water source;

RIO NARCEA RECURSOS SA	Section 8/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 8 TAILINGS MANAGEMENT

  feasibility design of the pollution control dams and water treatment requirements;

  environmental mitigation;

  estimated capital costs.

A detailed write up for the Tailings Management facility exists in Volume 2, Section 8. The following headings are addressed in Volume 2:

  Background

  Site Description

  Site Hydrology

  Material Characterisation

  Waste Rock Material / Rock Fill

  Tailings Management Facility

  Flood Water Management

  Tailings Management Impoundment Facility

  Construction Method

  Construction Costs

  Closure

  Conclusions & Recommendations

  References

RIO NARCEA RECURSOS SA	Section 8/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 8 TAILINGS MANAGEMENT

CONCLUSIONS & RECOMMENDATIONS

The findings of the study are as follows:

  Three potential sites were identified for the construction of the Tailings Management Facility (TMF). The site selected complies with storage capacity requirements, minimises operation costs for the facility due to its proximity to the plant site and minimises potential liabilities both during operation and after closure

  The design of the TMF has been adopted taking in consideration environmental and engineering guidelines as set out by Spanish and International regulations as well as to ensure the safe and secure containment of nearly 24.5 million tonnes of tailings materials to meet current and future needs.

  The design of the facility has been undertaken based on an assumed density for the deposited tailings of 1.35 t/m3. This assumption is considered to be conservative and, therefore, the design has significant potential to accommodate future expansions of the mine operation or alternatively to reduce the final height of the TMF embankments.

  Based on the geological information available for the site and the estimated geotechnical characteristics of the dam embankment construction materials, the design complies with international standards for resistance against geotechnical failure both under static and pseudo static conditions.

  In order to minimise construction costs, the dam embankment will be constructed using mine waste rock, suitably selected such that the engineering specifications for the project are achieved. Long term stability, both physical and chemical, will be favoured by the installation of a protective geomembrane on the upstream face of the embankments, as well as the installation of an embankment drainage system.

  Drainage and consolidation of the tailings will be enhance by the installation of an impoundment drainage system. This will also minimise the potential for water loss and contamination of the ground beneath the facility.

  The tailings disposal incorporates a conventional tailings dam with lined perimeter retaining walls. The recent results obtained from the settling tests performed by Eimco and Delkor, as well as the Slumps tests and rheological tailings characterization, performed by Paterson and Cooke, have shown the feasibility of thickened tailings disposal (TTD). Further studies are in progress to evaluate the benefits to the Aguablanca project.

RIO NARCEA RECURSOS SA	Section 8/Page 3

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 9 INFRASTRUCTURE

9. INFRASTRUCTURE

9.1 General

The Aguablanca Project is a new (Greenfield) project requiring infrastructure to support its mining and processing operations, and other related project activities. Individual requirements are described below.

9.2 Water Supply

Primary raw water for the process plant will be sourced from a dam/weir constructed across the River Helechoso, approximately 2km from the process plant.

Secondary raw water will be collected in a raw water pond and a settling pond to be constructed on site. Here, water from site storm water run-off, mine pit de-watering and waste rock dump drainage will be collected.

The plant is designed to keep process water in closed circuit, re-using as much water as possible. The bulk of the plant make-up water is to compensate for water losses associated with tailings disposal and filtration of concentrates.

Raw water and process water will be managed in separate systems. All wet process plant areas will be bunded. Water spillage will be captured in sumps and returned to the system.

Fresh water supply, required for the process and project services will be obtained from a small dam to be constructed in an small creek close to the junction of the Cala river and the Arroyo del Culebrín. Temporary pumping during the plant start-up period from two local water courses is also possible. Starting in 2004, there are plans by the local Authorities to construct a water supply line from the large dam of El Pintado to El Real de la Jara. The municipality have been contacted and has indicated that this water supply has sufficient capacity to act as a back up for process plant requirements.

9.3 Electricity Supply

The closest point from which High Tension (HT) power can be supplied is the Cala Mine substation, approximately 15km from the mine site. A 66kV overhead pole mounted power line will be constructed to bring power to the mine HT sub-station.

Power will be reticulated from the main HT sub station to the various water source points, the primary crushing station and mills at 11kV. Reticulation from the HT yard to the plant will be a low tension (LT) power of less than 1000V.

RIO NARCEA RECURSOS SA	Section 9/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 9 INFRASTRUCTURE

Temporary power for the construction phase of the mine will be taken from existing lines that run through the mine property.

9.4 Communications

High quality land-line services are available in the Real del la Jara area and will be extended to the Aguablanca plant site. There is a good local service provider in the area where cell phone communication systems are commonly used.

Communications (voice, fax, data and email) to and from the Aguablanca mine site will be through a PABX system. Within the plant/mine areas, an internal short wave radio communication system will be used.

9.5 Tailings Disposal

The tailings facility is to be a one-off impoundment, valley fill with berm walls, for life of mine capacity. The detailed construction and operation of the facility is described in Section 8 of the BFS document.

9.6 Storm Water Drainage

Contour drains will be constructed outside the plant perimeter fence to collect and divert storm water away from, or around, the plant facilities. The contour drains will be open earth gulleys, with gabions and rocks as and where required.

9.7 Potable Water and Sewerage

A potable water treatment plant will treat raw water to provide potable water to the administration, general offices and ablution facilities.

All plant sewerage and effluent will be pumped into a self contained bio treatment plant within close proximity to the plant.

RIO NARCEA RECURSOS SA	Section 9/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 9 INFRASTRUCTURE

9.8 Access Road

A new 3,5km road will be constructed to access the mine and by-pass the town of Real del la Jara. The bitumen road will be constructed to deal with heavy traffic, including consumable supply and concentrate delivery vehicles, to and from the mine.

The road will by-pass the town of Real del la Jara keeping mine, construction and other heavy vehicles out of the town center.

The closest airport is at Sevilla, about one hour drive from the site, and has multiple connections with other airports in Spain and Europe.

9.9 Site Buildings

The following buildings or facilities will be constructed at the Aguablanca site.

Administration building and first aid room
Operator’s office
Change house
Plant ablutions
Security, gatehouse and weighbridge control room
Laboratory - sample preparation and analytical
Workshop - plant
Workshop - light vehicle
Core Shed
Stores

Some of the facilities will be housed in common building.

A mine equipment maintenance workshop will be provided by the mining contractor.

9.10 Mobile Equipment

Mobile equipment, required for various applications, has been allowed for in the cost estimates. The mobile equipment is listed in Volume 2 of the BFS.

Vehicles used in the mining operation have not been allowed for as the mining subcontractor will be required to provide all necessary mine vehicles. The cost of these vehicles is included in the mining costs.

RIO NARCEA RECURSOS SA	Section 9/Page 3

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 9 INFRASTRUCTURE

9.11 Fire Protection Services

The plant fire protection system consists of hydrants in key plant areas supplied from a ring main system. Sufficient stand-by water storage facilities and pumping facilities will be provided. The storage tank will be the raw water/process water storage tank.

A fire detection and automated extinguishing system will be installed in the Motor Control Centers (MCC’s) and Control Room building.

9.12 Weighbridge

A weighbridge will be provided. This will serve two purposes. Its primary function will be to weigh the vehicles carrying concentrate from the plant to the port. Its secondary function will be to check the delivery weights of bulk and tanker delivered reagents, and other materials used on site.

9.13 Fuel Storage

Diesel fuel for the stand-by power generator and site vehicles will be stored in a 30,000 litre above-ground horizontal tank coupled to a kerb-side metered dispensing bowser for the vehicle refueling.

Fuel will be delivered in conventional road tankers. Diesel off-loading will be by way of a dedicated pump located in the vicinity of the storage tank.

RIO NARCEA RECURSOS SA	Section 9/Page 4

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 10 ENVIRONMENTAL

10. ENVIRONMENTAL

10.1 Summary

An environmental study was carried out for the proposed Aquablanca Project mining and processing plant operations in the municipality of Monesterio, Badajoz, Spain. A summary description is given in Volume 2 of the BFS and the complete environmental study is appended.

The environmental study was carried out to guarantee the project is environmentally robust in terms of environmental monitoring and control, and to ensure that an optimal environmental strategy is adopted for the proposed project implementation.

The global Evaluation of Impact addressed in Section 10 Vol 2 confirms that the Impact caused for the opening, mining and closing for the Aguablanca project is COMPATIBLE with the normal development of the environmental processes produced in its surrounding.

The Aquablanca Project is held within RNR’s corporate portfolio consisting of the exploration and development of mineral and metal ore-bodies located in Spain and Portugal.

An environmental analysis of the project has identified the detrimental environmental impacts resulting from operational activities and preventative measures to minimize or eliminate such impacts have been established.

In order that these measures can be effectively applied at appropriate levels throughout the project and the area can be restored to its original state at the end of the project life, the environmental evaluation examined the existence, concentration and effects of the various units (flora, fauna, landscape) in the project location.

The study has been carried out within the guidelines of current European, national, regional and local legislation.

RIO NARCEA RECURSOS SA	Section 10/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 10 ENVIRONMENTAL

10.2 Mining Precedents in the Region

Mining activity in this region has been prominent for many years, especially iron ore mining, with important operations at the Cala or El Teuler mine, now closed. There are indications of many similar deposits in the surrounding area of the pluton of Santa Olalla. Also, it should be noted that there has been other small workings in this region, relating to the extraction of copper and at present continues for dimensioned stone extraction. However, it was the discovery of the Aquablanca ore-body containing nickel, copper and platinum group minerals that created the high levels of interest in the region as a mining district.

RIO NARCEA RECURSOS SA	Section 10/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 11 CAPITAL COST ESTIMATE

11. CAPITAL COST ESTIMATE

11.1 Summary of project capital requirements

A summary of the capital requirements, in US$ millions, is presented in Table 11.1.

Table 11.1 Summary of Capital requirements

Description	US$m’s
Initial Capital (Plant, tailings facility, infrastructure & land acquisition)	41,9
Working Capital	9,4
Owners Pre-Production costs	4,2
Mine Pre-Stripping cost	2,1
VAT During Construction	6,7
Grants/Subsidy (Pre-Production)	(0,2)
TOTAL	$64,1m

A detailed capital cost build-up is provided in volume 2 of the BFS.

11.2 Plant and Infrastructure Capital Cost Estimate

Capital costs were estimated by MDM on the basis of:

  quotations for larger items of equipment,

  prevailing industry rates applied to bills of quantities for EPCM, fabrication, construction and installation items,

  database costs for minor items, and

  allowances based on industry experience, where appropriate.

The accuracy of the estimates is considered to be ± 10%.

RIO NARCEA RECURSOS SA	Section 11/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 11 CAPITAL COST ESTIMATE

Contingencies included in the estimates are 4%. These are intended to cover minor errors and omissions, but not changes to the project scope.

The total capital cost estimate for the project is US$64.1M, including working capital of US$9.4M and VAT required for construction of US$6.7M, but excluding a pre-production grant of US$0.2M. Depending on the engineering contractor, VAT may not be applicable.

11.3. Tailing Facility

The costs allowed for the tailings facility are for the construction of starter walls, tailings feed and return water systems and return water pump station.

The basis for the costs of the starter walls has been the Knight Piesold report, Tailings and Water Management.

11.4. Working Capital

The working capital requirement has been calculated by RNR on the basis of income from concentrate sales, VAT returns, inventories and extended terms of credit with subcontractors and suppliers.

11.5. Owners Pre-Production Cost

This cost is largely made up of payment for the legal and mining right of the Aguablanca deposit to the Spanish Government.

11.6. Mine Pre-Stripping Cost

The mine pre-stripping costs estimated by RNR are for the removal of around 2,881,000 tons of free digging material, currently in situ over the deposit and solid rock. No blasting and drilling is required in this operation and these labour costs are excluded.

11.6.1 Pre-production open pit capital

The base case has been assumed to be contracted out to a specialised mining company. Drill and blast operations will be handled through the owner’s team but using either contracted or rented drilling rigs.

RIO NARCEA RECURSOS SA	Section 11/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 11 CAPITAL COST ESTIMATE

Pre-production mine capital costs are only related to site clearing, excavation of waste for initial tailings dam construction and to expose enough ore for the start up of the milling operations.

To prepare the pit for sustained production, million tonnes of rock must be mined during the year of pre-production. Thus, pre-production stripping will consist on the removal of some 5 meters of free digging material on top of the deposit and solid rock that will require full blasting. The cost of pre-production stripping performed by a specialised contractor has been estimated in 2,074 M$.

Other mining related pre-production costs, like top soil removal, site clearance, trees removal, construction of channels and access roads has been estimated at 600,000.

11.6.2 Ongoing mine capital costs

The mine is assumed to be contracted and thus, no equipment replacement needs to be considered. Revegetation and dump reclamation costs have been estimated as a yearly expenditure and are included under operating costs. Light vehicles and drilling equipment will be rented and are included in the operating costs.

An allowance of 50,000 $/year has been made for miscellaneous equipment additions and replacement.

No exploration investment has been considered in the base case estimate.

11.7. VAT During Construction

VAT is levied at 16% and would be paid on the initial capital value ($41,9m) in the 12 months prior to commencing full mining and plant operations.

11.8. Grants/Subsidies

The Spanish Government offers grants/subsidies to companies investing capital into new projects. The capital portion considered for the Capital Requirement, relates to the Mine Pre-Stripping costs in Y-2, Quarters 3 & 4, since the grant is paid 12 months after the expenditure has been made.

Further grants are applicable. However, these become effective once the mine is operational and is considered to be self-funding.

RIO NARCEA RECURSOS SA	Section 11/Page 3

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 12 OPERATING COST ESTIMATE

12. OPERATING COST ESTIMATE

12.0 Overall Operating Cost Estimate

A breakdown of the calculated overall operating cost per tonne of ore treated, using contractor mining, is shown in the table below.

Table 12.0 General Operating costs

Category	US$/t Treated
	1st Full year	Average over
		mine life
Mining Costs	4,66	5,35
Processing Costs	6,48	6,58
Gen. and Admin.	0,52	0,56
Total	11,66	12,43

Contract Mining costs were sourced from local mining contractors, and variable costs will average 0.657 $/Ton for ore and 0.643 $/Ton for waste.

Mining and Process costs are based upon current RNR personnel operating practice and unit supply price quotations. All labour costs include social security costs based upon similar rates from RNGM’s experience.

The general payroll for Aguablanca is showed in the following table:

RIO NARCEA RECURSOS SA	Section 12/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 12 OPERATING COST ESTIMATE

Table 12.2 Personnel Structure

							166386	PTS/EURO	LIMITE	TIPO
										MEDIO
									5,5	35%
SUMMARY PERSONEL							COSTS IN THOUSAND EUROS
SHIFTS							TOTAL COST
JP	M	T	N	C	TOTAL	DESCRIPTION	TOTAL	Total	Total	Travel	Euros/Ton
							COMPANY	Salaries	Soc.Sec	totals
7	1	1			9	MINING GENERAL	317,1	245,8	71,3	18,0
1	3	3			7	DRILL AND BLAST	166,3	123,2	43,1	1,2
2	2	2			6	GEOLOGY AND GRADE CONTROL	158,2	117,2	41,0	2,4
2					2	ENVIRONMENT & SAFETY	58,4	43,3	15,1	3,0
4					4	AUXILIARY & SUPPORT	42,2	31,3	10,9
16	6	6			28	TOTAL MINING	742,28	560,74	181,54	24,64	0,49
10	8	8	6	8	40	PLANT GENERAL	960,5	722,4	238,1	18,0
13					13	LABORATORY AND SAMPLE PREPARATION	312,4	231,4	81,0	1,2
16					16	PLANT MAINTENANCE	474,5	354,6	119,9	3,0
4					4	AUXILIARY & SUPPORT	42,2	31,3	10,9
43	8	8	6	8	73	TOTAL PLANT & LABORATORY	1789,60	1339,66	449,95	22,24	1,19
9					9	GENERAL & ACCOUNTING	327,0	255,4	71,5	24,0
4					4	PURCHASING AND WAREHOUSE	92,5	68,5	24,0	1,2
	2	2	2	2	8	SECURITY	152,5	113,0	39,5
3					3	AUXILIARY & SUPPORT	32,5	24,0	8,4
16	2	2	2	2	24	TOTAL GENERAL AND ADMINISTRATION	604,44	460,98	143,46	25,24	0,40

75	16	16	8	10	125	TOTAL	3136,32	2361,38	774,95	72,12	2,09
						General	per/year	3019,48	Euros ( x1000)
						Support	per/year	116,84	Euros ( x1000)
						MONTHLY COST		261.360	Euros

RIO NARCEA RECURSOS SA	Section 12/Page 2

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 12 OPERATING COST ESTIMATE

12.1 Plant Operating Cost Estimate

RNR’s plant labour costs, and all process costs, are shown in greater detail below.

Table 12.3 Plant Operating Costs

Category	Euro/t	Distribution (%)	LOM	Type
Power	1.95	30.1	1.95	V
Reagents	1.11	17.1	1.11	V
Media & Liners	0.62	9.6	0.62	V
Labour Costs	1.18	18.2	1.24	Fixed, F
Maintenance Mat.	0.40	6.2	0.40	V
Assays	0.08	1.2	0.08	Semi V
Water	0.06	0.9	0.06	Semi V
Plant Transport	0.07	1.1	0.07	Semi V
Others Plant.	0.55	8.5	0.58	Fixed, F
General plant	0.15	2.3	0.16	Semi V
Contingency	0.31	4.8	0.31
Total	6.48		6.58	Euro/US$ 1.00

(**) Includes labour of lab and sample preparation.

RIO NARCEA RECURSOS SA	Section 12/Page 3

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 12 OPERATING COST ESTIMATE

12.2 Mining Operations Costs Estimate

12.2.1 Basis of the estimate

The mine operating costs presented in Table 12-4 include all the unit mining operations at Aguablanca up to the plant ore stockpile. The operating cost include direct mining labour and supervision of contractors that will perform the mining operations. Labour rates, office supplies, insurance contracts, consultancy, etc., are based on current experience of Rio Narcea gold operations.

The main operating cost for the mine is the waste and ore removal. The estimates are based on bids presented by specialised contractors that have quoted unit prices for each type of mining activity. A summary of the mining quotations is included in the mining annex.

Table 12-4 Mining costs. In US$/ton

Mining	Y1%		LOM
Waste stripping	3.21	68.9	3.38
Ore mining	0.66	14.2	0.66
Overhaul	0.00	0.0	0.44
RNR labour	0.37	7.9	0.41
Associated GI	0.42	9.0	0.44
TOTAL	4.66		5.33

12.2.2 Organization and labour costs

The organization chart that has been considered is included in the mining annex on Volume 3. All the load and haul operations will be under the supervision of the mining contractor.

All labour costs include social security costs and are based on similar rates based on Rio Narcea experience.

The following table summarises the mine labour operating costs:

RIO NARCEA RECURSOS SA	Section 12/Page 4

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 12 OPERATING COST ESTIMATE

Labour costs are considered fixed costs and amount to 0,54 M$ a year.

12.2.3 Other fixed costs

Other mining costs considered as fixed are: vehicles costs, consultants, insurances, communications, travel, local taxes, etc.

In addition, an allowance is made for sample preparation and assay costs for grade control, which, although it is not a fixed cost, it is not fully related to ore or waste mining because most of the cost is manpower.

Dumps reclamation is not done constantly every year but a constant allowance is made every year for cost estimation purposes.

A fixed allowance of 100,000 $/y is made for other minor items.

12.2.4 Mine variable costs

Mine variable costs are based on unit mining cost bids of contractors. The average of the two best offers has been considered. These offers have been prepared for waste and ore quantities 60% lower than the base case considered, and as such they appear conservative and are consistent with the experience of Rio Narcea gold operations.

Drill and blast cost have been estimated based on owner operated rented equipment.

The following table summarises the mine variable costs according to the mentioned parameters.

Table 12.2.3 Mining Variable costs

	Waste	Ore
Drill and Blast Cost	0,6 €/m3	0,66 €/m3
Load and Haul Cost	1,2 €/m3	1,31 €/m3
Density	2,8 T/m3	3,0 T/m3
Total Cost	0,643 €/T	0,657 €/T

RIO NARCEA RECURSOS SA	Section 12/Page 5

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 13 PROJECT IMPLEMENTATION PLAN

13. PROJECT IMPLEMENTATION PLAN

13.1 Project Management

The overall management of the project will be under Rio Narcea Gold Mines Ltd’s control, who will appoint an EPCM Contractor to be responsible for development of the treatment plant and associated infrastructure and services that are the subject of this report.

Developments of mining operations are the prerogative of RNGM, and as such the mine design and associated costs only, are examined for the purposes of this study.

13.2 EPCM Philosophy and Pricing Basis

For the purposes of this study, it has been assumed that after a decision has been taken to proceed, the Principal, RNGM, will call for tenders from several experienced reputable companies for implementation of the Project on a Lump Sum Turnkey (LSTK) basis.

Tenders could be required to be on:

  a reimbursable cost basis, or

  a lump sum fixed price basis, or

  a combination of the above, where the contract commences on a reimbursable basis, and is later converted to a lump sum fixed price after sufficient detailed design has been completed to allow the Contractor to have sufficient confidence to freeze the price.

There are various advantages and disadvantages associated with the above. Factors that may influence a decision on the above include:

  potential exposure of the Principal to cost overruns in the reimbursable case,

  the potential for the cost to be higher in the lump sum case because of the need for the Contractor to build in a contingency factor to cover unknowns and risks,

  the potential for earlier completion in the lump sum case, due to the incentive for the Contractor to save time and hence money, and the potential for disputes over cost variations due to scope changes initiated by the Principal in the lump sum case.

RIO NARCEA RECURSOS SA	Section 13/Page 1

AGUABLANCA NICKEL-COPPER FEASIBILITY REPORT	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 13 PROJECT IMPLEMENTATION PLAN

A bonus or penalty could be applied to the Contractor as an incentive for early completion or a penalty for late completion. Bonuses could be included from contract inception or negotiated later once the design has been firmed up and equipment deliveries confirmed.

Rather than calling tenders for the LSTK or EPCM Contract and delay the plant start up, Rio Narcea could negotiate a contract directly with the company responsible for the preparation of this Study, MDM (Pty) Ltd. This would allow the Project to proceed without delay and the Project Schedule to be shortened.

13.3 Contract Battery Limits

The work to be performed under the construction contract is to be carried out by the Principal and Contractor, and it is necessary that the responsibilities of the two parties to the Contract be clearly defined.

The battery limits of the Contractor’s responsibilities for the project generally are:

Process Plant

  Ore receipt: into the ROM bin from a mine dump truck,

  Concentrate: into a concentrate bunker,

  Water supply: water into the raw water and process water storage tanks and all necessary distribution piping,

  Electric power: HT reticulation from the plant HT sub station to the various water sources and LT plant reticulation and distribution,

  Tailings: discharged into the tailings impoundment facility,

  Reagents: flange on tanker discharge hose where applicable or isotainer discharge flange, else delivered to the plant stores,

  Fencing: plant perimeter fencing,

  Potable water & sewerage disposal: potable water treatment plant and a bio-treatment plant for sewerage and ablution effluent, and

  Telephone PABX: PABX terminals onto incoming lines.

Rio Narcea Recursos SA	Section 13/Page 2
Aguablanca Nickel-Copper Feasibility Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 13 PROJECT IMPLEMENTATION PLAN

Tailings Impoundment / Return Water Dam

  Piping: tailings feed piping including risers for the first lift, and

  Return water pumps: foot strainer and pumps, delivering into the HDPE line to the process water tank.

Infrastructure

  Water supply: construction of a pump station and HDPE line to the raw water tank, construction of a raw water pond and settling pond, each with pump station and HDPE line to the process water tank and HDPE tailings return water line to the process water tank,

  Electric power: HT connection to the main grid at the Cala Mine sub station in the Real de la Jara region and HT pole mounted overhead line to the plant HT sub station,

  Diesel storage: provision of a diesel storage tank, offloading pumps and dispensing bowser,

  Buildings: construction of mine and administration offices, change house, control room, motor control centres (MCC’s), laboratory, workshops and stores,

  Laboratory equipment: supply of all laboratory equipment to cater for sample preparation and analysis,

  Helipad: construction of a helipad for emergency evacuations,

  In plant roads: construction of gravel roads within plant area and tarred roads in and around the administration building areas,

  Fencing: fencing around the mine pit other than that required for the process plant, and

  Weighbridge: supply of weighbridge and integration into the plant SCADA system.

Rio Narcea Recursos SA	Section 13/Page 3
Aguablanca Nickel-Copper Feasibility Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 13 PROJECT IMPLEMENTATION PLAN

The battery limits of the Principal’s responsibilities for the project generally are:

Infrastructure

  Tailings facility: construction of the tailings impoundment starter walls, return water dam and lining system,

  Raw water dam: construction of earth / rock dam and spillway,

  Access road: route mark and construct a 3,5 km tarred access road to the mine, which bypasses Real del la Jara,

  Personal protection equipment: supply of hard hats, goggles, boots, gloves and overalls,

  Vehicles: provision of in plant maintenance, logistic and operational vehicles,

  Office equipment: all office equipment, comprising PABX, telephone instruments, computers, networks, photocopiers and printers,

  Office furniture: all office furniture, comprising desks, chairs, cabinets and shelving,

  Workshop equipment: the supply of all small hand tools, cabinets and benches, and

  Fencing: fencing around the mine property other than that specified above.

Mine Pit / Waste Dumps

  Mining contractor: appoint a suitably qualified mining contractor to commence overburden removal, waste material placement and mine development, and

  ROM pad: Haul, place and compact waste material behind the primary crushing station retaining wall.

Operational Personnel

Operating personnel: have available suitably qualified administration, plant operational and mining personnel.

Rio Narcea Recursos SA	Section 13/Page 4
Aguablanca Nickel-Copper Feasibility Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 13 PROJECT IMPLEMENTATION PLAN

13.4 Project Implementation Teams

The Principals Project Team

A Rio Narcea project team headed by an Owner’s Representative would oversee the contract. The composition of the team would vary as the project proceeds through the design phase into construction and commissioning.

The Contractors Project Team

The EPCM contractor’s project team headed by a Project Manager would manage work to be performed under the EPCM contract. Composition of the team would vary as the Project proceeds through the design phase into construction and commissioning.

13.5 Project Procedures Manual

A Project procedures manual would be developed by the Principal and Contractor to lay down procedures and specify responsibilities and authority levels for decision-making and approvals.

The procedures manual would be a dynamic document, which would be updated over the course of Project implementation as circumstances change.

13.6 Engineering Design

The detailed design for the implementation stage of the Project is to be undertaken by the Contractor. The Contractor would prepare a complete multi-discipline design package comprising engineering drawings and specifications to allow manufacturing, fabrication and construction to be undertaken.

Detailed design would be an extension of the preliminary design work carried out for this Study by MDM. Designs would be in accordance with local Spanish standards, and of such a level to allow local contracting groups to be able to tender and carry out the work in the shortest possible time, using locally available materials, to achieve the quality required at an economical price.

Rio Narcea Recursos SA	Section 13/Page 5
Aguablanca Nickel-Copper Feasibility Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 13 PROJECT IMPLEMENTATION PLAN

13.7 Procurement

As part of this Study, specifications have been developed and prices obtained for equipment to an accuracy level of ± 10%, and recommendations made with respect to equipment selection.

When making the decision to proceed with the Project, the Principal may elect to accept these recommended equipment selections. This would save time, and prices could be firmed up with the nominated suppliers rather than calling fresh tenders for the equipment from several suppliers.

13.8 Freight

Equipment and materials for the Aguablanca project will be sourced internationally, with a large proportion of materials being sourced within Europe and South Africa. A contract would be entered into with an international consolidation and freight forwarding company for the delivery of all materials and equipment to the nominated Spanish port. It is envisaged that an agreement will be entered into with a local transport contractor to move cargo from the port to the mine site.

The Contractor would co-ordinate all freight movement and provide regular reports on freight movements. All necessary commercial documentation would be prepared in accordance with Spanish Customs & Excise requirements to facilitate the transfer of equipment through the various ports of entry.

13.9 Construction Site Facilities

The Contractors construction offices would be of the prefabricated type or converted ocean freight containers. A fenced off materials lay down area will be established for fragile and valuable equipment. General structural steel will be laid down in the plant construction area.

Permanent buildings would be constructed early and used for construction purposes prior to handover to the Principal. The sites of all temporary construction facilities and construction offices site will be rehabilitated once the facilities are no longer required.

Rio Narcea Recursos SA	Section 13/Page 6
Aguablanca Nickel-Copper Feasibility Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 13 PROJECT IMPLEMENTATION PLAN

13.10 Site Construction

Site construction work would be partially contracted out by the Contractor, and supervised by a core team from the Contractor’s personnel.

Construction disciplines required on the site would include earthworks, civil works, structural erection, mechanical erection, plate work & tank erection, electrical and instrumentation installation, pipe and valve installation, painting, sheeting and fencing erection.

13.11 Commissioning

During the late phases of construction a testing and pre-commissioning crew will, under the direction of the Contractor’s Construction Manager, carry out all relevant checks and dry run tests, to ensure that that circuits are ready for water tests.

After Contract Practical Completion has been achieved, commissioning with ore will commence under the direction of the Commissioning Manager. The commissioning team will include the Contractor’s metallurgists, mechanical, electrical and piping foremen, mechanics, boilermakers, welders, pipe fitters, electricians and instrument fitters, as well as the Principal’s operations and maintenance labour forces.

The Owner’s labour force will have been recruited, inducted in pre-established operating procedures and be trained to an appropriate level prior to commencement of commissioning. It may be necessary for some vendor’s representatives to return to the site to assist during commissioning with ore.

13.12 Operating and Maintenance Manuals

The Contractor will be required to provide a detailed operating and maintenance manual for the process plant and systems as part of the contract deliverables. A number of manuals would be required, in both hard copy and electronic format.

13.13 Quality and Warranties

The Contractor will be required to satisfy the requirements of Rio Narcea Recursos with respect to quality control policies and systems.

This will include details of third part inspections required for major items of equipment during manufacture, including requirements for "witness and hold" points.

Rio Narcea Recursos SA	Section 13/Page 7
Aguablanca Nickel-Copper Feasibility Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 13 PROJECT IMPLEMENTATION PLAN

13.14 Cost Control

Dependant on the form of contract entered into, the Contractor will use a committed cost accounting system to monitor costs. This will give control of expenditure and highlight any potential over runs before they occur, and allow corrective action to be taken where necessary.

If the contract is entered into on a cost reimbursable basis, all of the data in the committed cost accounting system would be available for scrutiny by Rio Narcea Recursos and summary cost data would be included in monthly reports.

This would not be the case if the contract is entered into on a lump sum fixed price basis, in which case the Contractor would only report to Rio Narcea Recursos details of the lump sum price, as varied and adjusted to account for any agreed changes to the scope of work, plus details of progress payment certificates.

A forecast of the project cash flow issued at the commencement of the project, would be regularly updated to facilitate funds management by Rio Narcea Recursos.

13.15 Project Schedule

The project schedule has been based on a fast track approach being adopted by both the Principal and Contractor, with minimum allowance for all disciplines. Nevertheless, it is expected to take 18 months from a decision to proceed with the project to the first concentrate production.

No allowance has been made for any time required for the obtaining of project financing.

The grinding mills are expected to be the items of equipment with the longest lead times and should be ordered as early as possible.

In order to have sufficient water available in the raw water dam, pre-stripping and waste rock mining has to commence before the end of 2002, to provide material to construct the dam wall.

Key Dates for the Project are listed below :

Rio Narcea Recursos SA	Section 13/Page 8
Aguablanca Nickel-Copper Feasibility Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 13 PROJECT IMPLEMENTATION PLAN

Process Plant

31 July 2002, Project Approval by Rio Narcea board of executives

September 2002, Design Freeze

August 2002 – January 2003, Detail Design

August 2002 – June 2003, Procurement and fabrication, including the SAG & Ball mills

December 2002 – July 2003, Transport of equipment to the mine site.

January 2003 – October 2003, Construction of the Process Plant, up to Practical Completion.

December 2003, First Concentrate produced.

Infrastructure (Key Items)

October 2002 – January 2003, Construct tarred access road to mine site.

May 2003 – July 2003, Construct 15km, HT overhead power line and HT sub station.

March 2003 – April 2003, Construct Raw water dam.

May 2003 – August 2003, Construct Tailings facility starter walls.

Mine Pit Development

October 2002 – January 2003, Overburden removal and stockpiling.

January 2003 – March 2003, Develop mine access.

March 2003 – September 2003, Waste rock mining to expose ore body.

March 2003 – September 2003, Haul & dump waste rock at Raw water dam and tailings facility.

August 2003 – October 2003, Mining of first ore.

August 2003 – October 2003, Stockpiling of ore on ROM pad.

October 2003, Deliver first ore into ROM bin to commence Hot commissioning.

Rio Narcea Recursos SA	Section 13/Page 9
Aguablanca Nickel-Copper Feasibility Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 14 PROJECT IMPLEMENTATION PLAN

14. RISK ANALYSIS

The BFS addresses market, mining, process and environmental risks relating to the production of nickel, copper and PGM concentrates. The risks, qualified in terms of their effect upon project cash flow and other consequences, are addressed below.

The major risks considered are associated with the production and sale of the above mineral concentrates. These are listed below. The risk analysis, or risk profile, depicted in the matrix shown overleaf, draws upon information from various sources and assumes that RNR has carried out all of the necessary metallurgical, resource, mining, environmental, financial and other project evaluations required for the BFS.

The following risks are referenced in the risk matrix, overleaf, according to their number.

1 Fall in the market price of nickel

2 Critical SAG or ball mill failure requiring replacement of key component

3 Tailings thickener drive failure

4 SAG mill offline due to failure of lubrication circuit, bearing or other critical component

5 Ball mill off-line due to failure of lubrication circuit, bearing or other critical component

6 Pipe or valve failure

7 Electrical or instrument problem stopping plant

8 Mining – covering all mining activities

9 Pit wall failure

10 Environmental – covering all environmental areas addressed

11 Industrial problems resulting in plant down-time

12 Inward supplies (major consumables)

13 Outward deliveries (ex works, FOB,C&F, CIF etc)

14 Security

15 Other - Product quality, Penalties, Competitive actions, Power price, etc (not shown)

16 Mayor problems in smelter

Rio Narcea Recursos SA	Section 14/Page 1
Aguablanca Nickel-Copper Feasibiloity Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 14 PROJECT IMPLEMENTATION PLAN

The risk profile provided overleaf shows that of the risks considered, none of the technical and operating risks are ‘high’ or ‘extreme’, but fall into a ‘moderate’ risk category. With the exception of the ‘high’ nickel price risk, the profile indicates that the project is biased toward the low-risk end of the risk spectrum.

Nickel price risk is relatively high as price is somewhat subjective and difficult to predict as historical prices and movements cannot, with certainty, be used as a proxy for the future.

Rio Narcea Recursos SA	Section 14/Page 2
Aguablanca Nickel-Copper Feasibiloity Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 14 PROJECT IMPLEMENTATION PLAN

Rio Narcea Recursos SA	Section 14/Page 3
Aguablanca Nickel-Copper Feasibiloity Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 15 PROJECT IMPLEMENTATION PLAN

15. FINANCIAL EVALUATION

15.1 Criteria for evaluation

All equity funding has been assumed but the models are prepared to analyse variations in the percentage of debt funding.

The variable royalties to the State and to Atlantic Copper have been included. The latter only applies to higher metal prices than those considered in the Base Case.

Taxes of 35% according to the Spanish laws have been included. Depletion allowance tax benefits that are available in the Spanish mining laws have been applied.

RNR’s total expenditure on project development is approximately US$6,5M, including acquisition costs and feasibility study costs. This expenditure, regarded as a sunk cost, is not included in this evaluation.

A summary table of the cash flows of the project is provided in Volume 2 of the BFS.

15.2 Smelter

Selected group of word class smelters including Falconbridge & Inco, in Canada, Impala Platinum, Angloplats & AVMIN, in RSA as well as Bindura, in Zimbabwe, Harjavalta in Finland, Severonickel in Russia, OMG in Finland and Xinjuan in China, have been consulted for the future Aguablanca Nickel-Copper concentrate purchase.

At the same time, the Attlantic Copper smelter in Huelva, has given us approximate terms for the eventual copper concentrate production.

With the expected level of variations in the interest and offered price levels, all the smelters have showed some degree of interest in the purchase and approximate quotations have been received from all of them. Some of the smelter’s restrictions and confidentiality policy does not allow RNR to publish the sales terms on the present BFS.

The basis for the TC & RC (Treatment and Refining Charges) as well as the general metal % payables on the future Ni-Cu concentrate, showed on the financial model, is the smelter quotation that gives us an average NSR from all smelter’s offers.

Using the three best smelter offers the economic results of the project improve significantly versus the base case.

Rio Narcea Recursos SA	Section 15/Page 1
Aguablanca Nickel-Copper Feasibiloity Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 15 PROJECT IMPLEMENTATION PLAN

15.3 Evaluation of Base Case

At a nickel price of US$6,600/t (US$3/lb), copper price of US$1,600/t (US$0,74/lb), and US$400/oz for Pt and Pd, the IRR of the Base Case scenario is 30.1 % over a 10,5 years mine life, in constant money terms.

Total revenues over the project life in constant money terms and at fixed metal prices are US$ 420M, with an operating income of US$218M.

Payback period is 2,45 years and Net Present Value at 5% discount is US$ 82.4M.

Cash costs vary with metal prices and are US$1,82/lb for the Base Case and go down to US$1,79/lb at US$ 5000/Ton Ni.

At different nickel prices the IRR’s, payback periods and NPV’s, discounted at 5% and keeping other variables unchanged presented in Table 15-1.

Table 15-1. Nickel Price Sensitivities
Nickel price ($)	IRR (%)	Payback (years)	NPV ($M)
5000	7,7	8,4	7.89
6000	22.9	3.2	56.1
7000	34.0	2.2	98.0
8000	40.4	1.8	123.2

The project is more sensitive to variations in elements of revenue such as nickel price, smelting charges and exchange rates than to variations in copper revenues and operating costs.

The base case economic model is presented at the end of this section.

15.4 Evaluation of inflated costs

A case of constant metal prices, allowing 3% annual inflation of operating costs, has been evaluated to assess project risk.

For 3% inflation, all equity case, using the same metal price assumptions, the project IRR is 27,8% with a 2.5 years payback and NPV of US$69.0M when discounted at 5%. Average cash cost at the assumed metal prices is US$1.96/lb.
Rio Narcea Recursos SA	Section 15/Page 2
Aguablanca Nickel-Copper Feasibiloity Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 15 PROJECT IMPLEMENTATION PLAN

15.5 Evaluation of debt

The inclusion of debt has been evaluated using a 7% interest rate. For the Base Case, the IRR increased to 37.1% when project debt is 30% (US$19,4M) while the NPV (5%) fell to US$81.5M.

When a 50% debt level is examined (higher gearing), the same Base Case yields an IRR of 46.3% with a NPV of US$81.0M. In this case, with a debt of US$33M the payback period is 1.5 years.

15.6 Evaluation of grants

Several grants or incentives are available from the Central and Regional Governments. This is a non-returnable subsidy of up to 40% of pre-production capital costs.

For the Base Case a 15% grant level has been assumed. This is considered to be a very conservative figure based on RNR’s own experience, and that of other recent mining projects in the area. Economic activity in the area is low with unemployment being high, favouring higher grant level.

A more realistic 20% level, using the same Base Case assumptions, raised the IRR of the project from 30.1 % to 31.4%. Reducing it to 10% lowers the IRR to 28.8%. With no grant at all, the Base Case would yield 26.6%.

15.7 Evaluation of geo-technical factor

The design of the pit slopes may be considered as conservative based on RNGM’s gold operations’ experience and the apparent rock quality of the Agua Blanca ore-body. The potential for improvement of the final wall design has been evaluated and found to lower the equivalent total mining cost.

A 20% reduction in pit slope angles, achieved by a reduction in the waste ore ratio to 3.5, would raise the IRR to 32.5% and the NPV (5%) to US$90.9M, showing that there is room for improvement here.
Rio Narcea Recursos SA	Section 15/Page 3
Aguablanca Nickel-Copper Feasibiloity Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 15 PROJECT IMPLEMENTATION PLAN

15.8 Evaluation of smelter terms

The base case model has assumed offtake agreement that does not give the best terms for the company. Using the purchase proposals of other three smelters the IRR of the project varies between 31,7 % and 34%, with a NPV, discounted al 5%, ranging from US$89 M and US$98 M. The payback would range between 2,33 and 2,18 years and the cash cost would be reduced to 1,76 and 1,67 $/lb.

15.9 Evaluation of sensitivities

A full range of sensitivities has been examined. Graphs for the Base Case are shown for the parameters examined providing indications of variations in IRR and NPV for the major project parameters.

The project IRR is most sensitive to, in order of decreasing sensitivity, nickel price, smelting and refining charges, nickel ore and concentrate grade, US$/Euro exchange rate and capital cost (initial 2 years), and least sensitive to copper grade, plant (mill) operating cost and mine operating cost.

The project NPV is most sensitive to, in order of decreasing sensitivity, nickel price, smelting and refining charges, discount rate, nickel grade, exchange rate, and least sensitive to capital cost (initial 2 years), concentrate grade, plan (mill) operating cost, mine operating cost and copper grade.

Rio Narcea Recursos SA	Section 15/Page 4
Aguablanca Nickel-Copper Feasibiloity Report	REF : 0471/4/DD/19789

RIO NARCEA GOLD MINES S.A.	$*000	ASSUMPTIONS:	29/08/2002	11:03
AGUABLANCA PROJECT			FS-AGUABLANCARev7.xls
ECONOMIC MODEL
BASE CASE - MAY, 2002 MINE PLAN

Depreciation Basis:	Free Depreciation
Accrued Depreciable Assets (US$ Time 0)	$8.500.000

Tax Rate	35,00%
Grants Percentage	15,00%

Metal Prices (US$)
Ni	$ 6.600	/Ton	$ 2,99 /lb
Cu	$ 1.600	/Ton	$ 0,73 /lb
Pt	$ 400	/Oz
Pd	$ 400	/Oz	€ / $	1
Co	$ 20.000	/Ton	Inflation	0,0%

Debt Service		SENSITIVITY
Debt Percentage	0,00%	Ni grade		100%
Interest Rate	7,00%	Ni recovery		100%
Payback Term	5 years	Cu grade		100%
Max depletion allowance/year	$10.000	Concentrate Ni grade		100%
Debt	$-	Mine cost		100%
Equity	$64.142	Plant Cost		100%
		Capital (inicial 2 years)		100%
		Smelting & Refining Cost		100%

RESULTS:
Capital Requirement (Prior to Production)
Initial Capital	$41.928
Land Acquisition	$-
Working Capital	$9.422
Capitalized Interest	$-
Pre-production Owners Costs	$4.205
Mine Pre-stripping Cost	$2.074
VAT During Construction	$6.709
Less: Subsidy	$(237)
TOTAL	$64.100

NPV / IRR Analysis
NPV @	0,00% $	126.020
NPV @	5,00% $	82.433
NPV @	10,00% $	48.586
NPV @	15,00% $	33.384
PAY BACK	years	2,45
IRR	30,1%
Operating Cost/lb		1,083
Net by-products Cost/lb		0,734
Cash Cost/lb		1,817

RIO NARCEA GOLD MINES S.A.	$*000	BASE CASE - MAY, 2002 MINE PLAN
AGUABLANCA PROJECT
ECONOMIC MODEL

MINE PLAN				Year -2			Year -1				Year 1				Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	TOTAL
			Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Aguablanca	Pre-strip	Tonnes	-	-	-	-	-	-	1.499.000	1.382.000																2.881.000
	Mined	Tonnes	-	-	-	-	-	-	-	-	2.245.000	2.245.000	2.245.000	2.245.000	8.980.000	8.980.000	9.530.000	13.200.000	13.200.000	13.200.000	11.500.000	6.180.000	3.652.000	877.000		98.279.000
	Waste	Tonnes	-	-	-	-	-	-	-	-	1.870.000	1.870.000	1.870.000	1.870.000	7.480.000	7.480.000	8.030.000	11.700.000	11.700.000	11.700.000	10.000.000	4.680.000	2.152.000	163.000		82.565.000
	Ore	Tonnes	-	-	-	-	-	-	-	-	375.000	375.000	375.000	375.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	714.000		15.714.000
	Strip Ratio	W/O									4,99	4,99	4,99	4,99	4,99	4,99	5,35	7,80	7,80	7,80	6,67	3,12	1,43	0,23		5,25
	NI grade	%									0,66%	0,69%	0,66%	0,65%	0,64%	0,60%	0,57%	0,56%	0,58%	0,68%	0,67%	0,74%	0,72%	0,94%		0,65%
	Cu grade	%									0,48%	0,48%	0,47%	0,47%	0,47%	0,45%	0,42%	0,42%	0,41%	0,43%	0,47%	0,48%	0,51%	0,61%		0,46%
	Pt	ppm									0,24	0,25	0,24	0,24	0,24	0,23	0,22	0,22	0,22	0,25	0,24	0,27	0,26	0,32		0,24
	Pd	ppm									0,23	0,24	0,23	0,23	0,23	0,22	0,21	0,21	0,21	0,24	0,23	0,25	0,25	0,31		0,23
	Co	ppm									176,000	184,000	175,000	172,000	167,750	156,250	150,250	146,500	150,500	179,500	176,750	197,250	191,000	253,324		173,070
Stockpile	Addition	Tonnes																								-
	Reclaim	Tonnes																								-
	Ni Grade	%
	Cu grade	%
	Pt	ppm
	Pd	ppm
	Co	ppm
Total Production
	Pre-strip	Tonnes	-	-	-	-	-	-	1.499.000	1.382.000	-	-	-	-	-	-	-	-	-	-	-	-	-			2.881.000
	Mined (ore + waste)	Tonnes	-	-	-	-	-	-	-	-	2.245.000	2.245.000	2.245.000	2.245.000	8.980.000	8.980.000	9.530.000	13.200.000	13.200.000	13.200.000	11.500.000	6.180.000	3.652.000	877.000		98.279.000
	Waste	Tonnes	-	-	-	-	-	-	-	-	1.870.000	1.870.000	1.870.000	1.870.000	7.480.000	7.480.000	8.030.000	11.700.000	11.700.000	11.700.000	10.000.000	4.680.000	2.152.000	163.000		82.565.000
	Ore Mined	Tonnes	-	-	-	-	-	-	-	-	375.000	375.000	375.000	375.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	714.000		15.714.000
	Strip Ratio	W/O	-	-	-	-	-				4,99	4,99	4,99	4,99	4,99	4,99	5,35	7,80	7,80	7,80	6,67	3,12	1,43	0,23		5,25
	Stockpile Addition	Tonnes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-
	Stockpile Reclaim	Tonnes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-
	Ore Processed	Tonnes	-	-	-	-	-	-	-	-	375.000	375.000	375.000	375.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	714.000		15.714.000
	Contained Ni	Tonnes							-	-	2.489	2.597	2.479	2.448	9.551	8.957	8.615	8.436	8.642	10.145	9.984	11.097	10.794	6.686		102.917
	Contained Cu	Tonnes							-	-	1.788	1.811	1.745	1.751	7.010	6.755	6.307	6.375	6.198	6.419	7.041	7.268	7.704	4.375		72.546
	Contained Pt	kg							-	-	92	95	92	91	358	341	330	326	332	371	366	400	395	230		3.819
	Contained Pd	Kg									88	91	88	87	343	327	316	312	317	355	351	382	378	220		3.653
	Contained Co	Kg							-	-	66.000	69.000	65.625	64.500	251.625	234.375	225.375	219.750	225.750	269.250	265.125	295.875	286.500	180.873		2.719.623

PRODUCTION SCHEDULE		Year -2				Year -1				Year 1				Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	TOTAL
		Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Recovery
Ni	%									82%	82%	82%	82%	82%	82%	82%	82%	82%	82%	82%	82%	82%	82%
Cu	%									92%	92%	92%	92%	92%	92%	92%	92%	92%	92%	92%	92%	92%	92%
Pt	%									75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Pd	%									75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Co	%									75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%

Concentrate Composition Ni + Cu
Ni	%									9%	9%	9%	9%	9%	9%	9%	9%	9%	9%	9%	9%	9%	9%
Cu	%									7,3%	7,0%	7,1%	7,2%	7,4%	7,6%	7,4%	7,6%	7,2%	6,4%	7,1%	6,6%	7,2%	6,6%	7,1%
Pt	g/ton									3,04	3,01	3,05	3,07	3,09	3,14	3,16	3,18	3,16	3,01	3,02	2,96	3,01	2,83	3,1
Pd	g/ton									2,90	2,88	2,91	2,93	2,95	3,00	3,02	3,04	3,02	2,88	2,89	2,84	2,89	2,71	2,9
Co	g/ton									2.182,88	2.187,51	2.179,35	2.169,23	2.168,71	2.154,00	2.153,60	2.144,38	2.150,35	2.184,74	2.185,93	2.194,86	2.184,90	2.227,00	2175,3
Contained Ni	Tonnes									2.041	2.129	2.033	2.007	7.832	7.345	7.064	6.917	7.086	8.319	8.187	9.099	8.851	5.482	84.392
Contained Cu	Tonnes									1.645	1.666	1.605	1.611	6.449	6.214	5.803	5.865	5.703	5.905	6.478	6.686	7.088	4.025	66.742
Contained Pt	kg									69	71	69	68	269	256	248	245	249	279	275	300	296	172	2.865
Contained Pd	kg									66	68	66	65	257	245	237	234	238	266	263	287	284	165	2.740
Contained Co	kg									49.500	51.750	49.219	48.375	188.719	175.781	169.031	164.813	169.313	201.938	198.844	221.906	214.875	135.655	2.039.717
Total Concentrate	Tonnes									22.676	23.657	22.584	22.301	87.019	81.607	78.488	76.858	78.737	92.431	90.965	101.103	98.345	60.914	937.685

Costos de operación / Operating costs			PLANT AGUABLANCA

			year 1	year 2	year 3	year 4	year 5	year 6	year 7	year 8	year 9	year 10	year 11	year 12	TOTAL
Toneladas tratadas / Tonnes treated	Ton		1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	714.000	0	15.714.000
Personal / Personel	nº		60	60	60	60	60	60	60	60	60	60	60	60	720
(INCLUDES LABORATORY)	€ / nº		29.456	29.456	29.456	29.456	29.456	29.456	29.456	29.456	29.456	29.456	29.456	0	27.001.429
		€1.767.366	1.767.366	1.767.366	1.767.366	1.767.366	1.767.366	1.767.366	1.767.366	1.767.366	1.767.366	1.767.366	1.767.366		19.441.029
Energía Eléctrica / Electric Supply	€ / Ton	1,95	1,95	1,950	1,950	1,950	1,950	1,950	1,950	1,950	1,950	1,950	1,950	1,950	1,950
			€2.925.000	2.925.000	2.925.000	2.925.000	2.925.000	2.925.000	2.925.000	2.925.000	2.925.000	2.925.000	1.392.300	0	30.642.300
Forros Molinos/Mill liners	€ / Ton	0,25	0,250	0,250	0,250	0,250	0,250	0,250	0,250	0,250	0,250	0,250	0,250	0,250	0,250
			€375.000	375.000	375.000	375.000	375.000	375.000	375.000	375.000	375.000	375.000	178.500	0	3.928.500
Agua / Water	€ / Ton	0,06	0,060	0,060	0,060	0,060	0,060	0,060	0,060	0,060	0,060	0,060	0,060	0,060	0,060
			€90.000	90.000	90.000	90.000	90.000	90.000	90.000	90.000	90.000	90.000	42.840	0	942.840
Bolas / Griding Balls	€ / Ton	0,37	0,370	0,370	0,370	0,370	0,370	0,370	0,370	0,370	0,370	0,370	0,370	0,370	0,370
			€555.000	555.000	555.000	555.000	555.000	555.000	555.000	555.000	555.000	555.000	264.180	0	5.814.180
Material. Oper-Rep/Op. & maintainance materials	€ / Ton	0,40	0,400	0,400	0,400	0,400	0,400	0,400	0,400	0,400	0,400	0,400	0,400	0,400	0,400
			€600.000	600.000	600.000	600.000	600.000	600.000	600.000	600.000	600.000	600.000	285.600	0	6.285.600
Reactivos / Reagents	€ / Ton	1,11	1,11	1,110	1,110	1,110	1,110	1,110	1,110	1,110	1,110	1,110	1,110	1,110	1,110
			€1.665.000	1.665.000	1.665.000	1.665.000	1.665.000	1.665.000	1.665.000	1.665.000	1.665.000	1.665.000	792.540	0	17.442.540
Transport / Transport	€ / Ton	0,07	0,070	0,070	0,070	0,070	0,070	0,070	0,070	0,070	0,070	0,070	0,070	0,070	0,070
			€105.000	105.000	105.000	105.000	105.000	105.000	105.000	105.000	105.000	105.000	49.980	0	1.099.980
Imprevistos / Contingency	€ / Ton	0,31	0,310	0,310	0,310	0,310	0,310	0,310	0,310	0,310	0,310	0,310	0,310	0,310	0,310
			€465.000	465.000	465.000	465.000	465.000	465.000	465.000	465.000	465.000	465.000	221.340	0	4.871.340
Análisis Propios / RNR assays	€ / Ton	0,08	0,080	0,080	0,080	0,080	0,080	0,080	0,080	0,080	0,080	0,080	0,080	0,080	0,080
			€120.000	120.000	120.000	120.000	120.000	120.000	120.000	120.000	120.000	120.000	57.120	0	1.257.120
Preparación de Muestras / Sample Preparation		€43.000	43.000	43.000	43.000	43.000	43.000	43.000	43.000	43.000	43.000	43.000	43.000	0	473.000
Combust. y Lubrican. /Diesel & Lubricants	€ / año	144.000	144.000	144.000	144.000	144.000	144.000	144.000	144.000	144.000	144.000	144.000	144.000	0	1.584.000
Seguros / Insurances	€ / año	188.000	188.000	188.000	188.000	188.000	188.000	188.000	188.000	188.000	188.000	188.000	188.000	0	2.068.000
Consultor, test metalur. / Consultant, Metalurllical Test	€ / año	148.000	148.000	148.000	148.000	148.000	148.000	148.000	148.000	148.000	148.000	148.000	148.000	0	1.628.000
Telecomunicaciones / Telecomunications	€ / año	20.000	20.000	20.000	20.000	20.000	20.000	20.000	20.000	20.000	20.000	20.000	20.000	0	220.000
Viajes / Travels	€ / año	22.237	22.237	22.237	22.237	22.237	22.237	22.237	22.237	22.237	22.237	22.237	22.237	0	244.612
Otros / Others	€ / año	490.000	490.000	490.000	490.000	490.000	490.000	490.000	490.000	490.000	490.000	490.000	490.000	0	5.390.000
SUBTOTAL PLANT			9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	6.107.004	0	103.333.041

Fix cost	€ / año		2.822.604	2.822.604	2.822.604	2.822.604	2.822.604	2.822.604	2.822.604	2.822.604	2.822.604	2.822.604	2.822.604	0	31.048.641
Variable Cost	€ / año		6.900.000	6.900.000	6.900.000	6.900.000	6.900.000	6.900.000	6.900.000	6.900.000	6.900.000	6.900.000	3.284.400	0	72.284.400
TOTAL	€ / año		9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	9.722.604	6.107.004	0	103.333.041
Processung Cost	€ / Ton		6,48	6,48	6,48	6,48	6,48	6,48	6,48	6,48	6,48	6,48	8,55		6,58

		ADMINISTRATION AGUABLANCA
Costos de operación / Operating costs
		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	TOTAL
Personal / Personel	nº	24	24	24	24	24	24	24	24	24	24	24	24	288
	€ / nº	25.185	25.185	25.185	25.185	25.185	25.185	25.185	25.185	25.185	25.185	25.185	2.518	23.296
	€ x 1000	604.438	604.438	604.438	604.438	604.438	604.438	604.438	604.438	604.438	604.438	604.438	60.444	6.709.260
Asesoría, Contabilidad, Fiscal / Acounting, assesment, etc	año	60.000	60.000	60.000	60.000	60.000	60.000	60.000	60.000	60.000	60.000	60.000	6.000	666.000
Viajes / Travels	año	25.243	25.243	25.243	25.243	25.243	25.243	25.243	25.243	25.243	25.243	25.243	2.524	280.192
Alquiler Oficina / Rental Office	año	5.000	5.000	5.000	5.000	5.000	5.000	5.000	5.000	5.000	5.000	5.000	500	55.500
Telecomunicaciones / Telecomunications	año	25.000	25.000	25.000	25.000	25.000	25.000	25.000	25.000	25.000	25.000	25.000	2.500	277.500
Seguros / Insurances	año	6.000	6.000	6.000	6.000	6.000	6.000	6.000	6.000	6.000	6.000	6.000	600	66.600
Materiales de Oficina /Office consumables	año	1.500	1.500	1.500	1.500	1.500	1.500	1.500	1.500	1.500	1.500	1.500	150	16.650
Otros / Others	año	60.000	60.000	60.000	60.000	60.000	60.000	60.000	60.000	60.000	60.000	60.000	6.000	666.000
	SUBTOTAL	787.180	787.180	787.180	787.180	787.180	787.180	787.180	787.180	787.180	787.180	787.180	78.718	8.737.702
Total G&A $/t		0,52	0,52	0,52	0,52	0,52	0,52	0,52	0,52	0,52	0,52	0,52	0,11	0,56

Costos de operación / Operating costs			MINE AGUABLANCA
			Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	total
Desmonte previo / Prestripping	ton		2.881.000	0	0	0	0	0	0	0	0	0	0	0	0	2.881.000
	€ / ton	0,615	0,615	0,615	0,615	0,615	0,615	0,615	0,615	0,615	0,615	0,615	0,615	0,615	0,615	0,615
			€1.771.815	0	0	0	0	0	0	0	0	0	0	0	0	1.771.815
Estéril / Waste	ton		0	7.480.000	7.480.000	7.480.000	8.030.000	11.700.000	11.700.000	11.700.000	10.000.000	4.680.000	2.152.000	163.000	0	82.565.000
Carga y transporte / Load & Delivery €/m3			1,200
Perforación y voladura/ Drill &Blast €/m3			0,600
Densidad / density	Ton/m3		2,800
	€ / ton		0,643	0,643	0,643	0,643	0,643	0,643	0,643	0,643	0,643	0,643	0,643	0,643	0,643	0,643
			€0	4.808.571	4.808.571	4.808.571	5.162.143	7.521.429	7.521.429	7.521.429	6.428.571	3.008.571	1.383.429	104.786	0	53.077.500
Mineral / Ore	ton		0	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	714.000	0	15.714.000
Carga y transporte / Load & Delivery €/m3			1,310
Perforación y voladura/ Drill &Blast €/m3			0,660
Densidad / density	Ton/m3		3,000
(Inc personal voladura)/(Inc personel Drill & Blast)	€ / ton		0,657	0,657	0,657	0,657	0,657	0,657	0,657	0,657	0,657	0,657	0,657	0,657	0,657	0,657
			€0	985.000	985.000	985.000	985.000	985.000	985.000	985.000	985.000	985.000	985.000	468.860	0	10.318.860
Distance over 1000 m	m			-453	-284	-34	63	207	588	1.027	1.541	1.996	2.375	2.375
€/100m/ton				€0,011	0,011	0,011	0,011	0,011	0,011	0,011	0,011	0,011	0,011	0,011	0
				€0	0	0	64.282	292.262	830.926	1.452.542	1.899.178	1.321.796	929.456	223.165	0	7.013.607
Personal / Personel	nº		11	21	21	21	21	21	21	21	21	21	21	21	20	262
(Excluding Drill & Blast )	€ / nº	27.426	27.426	27.426	27.426	27.426	27.426	27.426	27.426	27.426	27.426	27.426	27.426	27.426	27.426	24.298
		€551.308	301.688	551.308	551.308	551.308	551.308	551.308	551.308	551.308	551.308	551.308	551.308	551.308		6.366.080
Preparación de Muestras / Sample preparation	€ / año	43.000		43.000	43.000	43.000	43.000	43.000	43.000	43.000	43.000	43.000	43.000	43.000		473.000
Analisis / Assays	€ / año	73.000		73.000	73.000	73.000	73.000	73.000	73.000	73.000	73.000	73.000	73.000	73.000		803.000
Otras operac superficie / Others Surface works	€ / año	0		0	0	0	0	0	0	0	0	0	0	0		0
Vehiculos / Cars	€ / año	45.000		45.000	45.000	45.000	45.000	45.000	45.000	45.000	45.000	45.000	45.000	45.000		495.000
Consultores, estudios / Consultant, Studies	€ / año	120.000		120.000	120.000	120.000	120.000	120.000	120.000	120.000	120.000	120.000	120.000	120.000		1.320.000
Restaur., reveg. y M.Amb / Enviroment	€ / año	142.450		142.450	142.450	142.450	142.450	142.450	142.450	142.450	142.450	142.450	142.450	142.450		1.566.950
Seguros / Insurances	€ / año	30.000		30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000		330.000
Telecomunicaciones / Telecomunications	€ / año	30.000		30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000		330.000
Viajes / Travels	€ / año	24.641		24.641	24.641	24.641	24.641	24.641	24.641	24.641	24.641	24.641	24.641	24.641		271.056
Permisos, Tasas, Tributos / Permits, Tax	€ / año	30.000		30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000	30.000		330.000
Otros / Others	€ / año	100.000		100.000	100.000	100.000	100.000	100.000	100.000	100.000	100.000	100.000	100.000	100.000		1.100.000
SUBTOTAL MINE			2.073.503	6.982.971	6.982.971	6.982.971	7.400.825	9.988.091	10.526.755	11.148.370	10.502.149	6.504.767	4.487.284	1.986.211	0	85.566.869

Fix cost	€ / año		301.688	1.189.400	1.189.400	1.189.400	1.189.400	1.189.400	1.189.400	1.189.400	1.189.400	1.189.400	1.189.400	1.189.400	0	13.385.087
Variable Cost	€ / año		1.771.815	5.793.571	5.793.571	5.793.571	6.211.425	8.798.691	9.337.355	9.958.970	9.312.749	5.315.368	3.297.884	796.811	0	70.409.967
TOTAL	€ / año		2.073.503	6.982.971	6.982.971	6.982.971	7.400.825	9.988.091	10.526.755	11.148.370	10.502.149	6.504.767	4.487.284	1.986.211	0	83.795.054
Mining Cost	€ / ton			4,66	4,66	4,66	4,93	6,66	7,02	7,43	7,00	4,34	2,99	2,78		5,33

									LIMITE	TIPO MEDIO								166386	PTS/EURO	LIMITE	TIPO MEDIO
									5,5	35%										5,5	35%
SUMMARY PERSONEL							COSTS IN MILLION PESETAS				SUMMARY PERSONEL							COSTS IN THOUSAND EUROS
							TOTAL											TOTAL
SHIFTS							COST				SHIFTS							COST
							TOTAL	Total	Total	Travel totals								TOTAL	Total	Total	Travel totals
JP	M	T	N	C	TOTAL	DESCRIPTION	COMPANY	Salaries	Soc.Sec		JP	M	T	N	C	TOTAL	DESCRIPTION	COMPANY	Salaries	Soc.Sec
7	1	1	0	0	9	MINING GENERAL	52,8	40,9	11,9	3,0	7	1	1	0	0	9	MINING GENERAL	317,1	245,8	71,3	18,0
1	3	3	0	0	7	DRILL AND BLAST	27,7	20,5	7,2	0,2	1	3	3	0	0	7	DRILL AND BLAST	166,3	123,2	43,1	1,2
2	2	2	0	0	6	GEOLOGY AND GRADE CONTROL	26,3	19,5	6,8	0,4	2	2	2	0	0	6	GEOLOGY AND GRADE CONTROL	158,2	117,2	41,0	2,4
2	0	0	0	0	2	ENVIRONMENT & SAFETY	9,7	7,2	2,5	0,5	2	0	0	0	0	2	ENVIRONMENT & SAFETY	58,4	43,3	15,1	3,0
4	0	0	0	0	4	AUXILIARY & SUPPORT	7,0	5,2	1,8	0,0	4	0	0	0	0	4	AUXILIARY & SUPPORT	42,2	31,3	10,9	0,0
16	6	6	0	0	28	TOTAL MINING	123,51	93,30	30,21	4,10	16	6	6	0	0	28	TOTAL MINING	742,28	560,74	181,54	24,64
10	8	8	6	8	40	PLANT GENERAL	159,8	120,2	39,6	3,0	10	8	8	6	8	40	PLANT GENERAL	960,5	722,4	238,1	18,0
13	0	0	0	0	13	LABORATORY AND SAMPLE PREPARATION	52,0	38,5	13,5	0,2	13	0	0	0	0	13	LABORATORY AND SAMPLE PREPARATION	312,4	231,4	81,0	1,2
16	0	0	0	0	16	PLANT MAINTENANCE	79,0	59,0	20,0	0,5	16	0	0	0	0	16	PLANT MAINTENANCE	474,5	354,6	119,9	3,0
4	0	0	0	0	4	AUXILIARY & SUPPORT	7,0	5,2	1,8	0,0	4	0	0	0	0	4	AUXILIARY & SUPPORT	42,2	31,3	10,9	0,0
43	8	8	6	8	73	TOTAL PLANT & LABORATORY	297,77	222,90	74,87	3,70	43	8	8	6	8	73	TOTAL PLANT & LABORATORY	1789,60	1339,66	449,95	22,24
9	0	0	0	0	9	GENERAL & ACCOUNTING	54,4	42,5	11,9	4,0	9	0	0	0	0	9	GENERAL & ACCOUNTING	327,0	255,4	71,5	24,0
4	0	0	0	0	4	PURCHASING AND WAREHOUSE	15,4	11,4	4,0	0,2	4	0	0	0	0	4	PURCHASING AND WAREHOUSE	92,5	68,5	24,0	1,2
0	2	2	2	2	8	SECURITY	25,4	18,8	6,6	0,0	0	2	2	2	2	8	SECURITY	152,5	113,0	39,5	0,0
3	0	0	0	0	3	AUXILIARY & SUPPORT	5,4	4,0	1,4	0,0	3	0	0	0	0	3	AUXILIARY & SUPPORT	32,5	24,0	8,4	0,0
16	2	2	2	2	24	TOTAL GENERAL AND ADMINISTRATION	100,57	76,70	23,87	4,20	16	2	2	2	2	24	TOTAL GENERAL AND ADMINISTRATION	604,44	460,98	143,46	25,24

75	16	16	8	10	125	TOTAL	521,84	392,90	128,94	12,00	75	16	16	8	10	125	TOTAL	3136,32	2361,38	774,95	72,12

						General	per/year	502,40	Million Pesetas								General	per/year	3019,48	Euros ( x1000)
						Support	per/year	19,44	Million Pesetas								Support	per/year	116,84	Euros ( x1000)

						MONTHLY COST		43.487	Million Pesetas								MONTHLY COST		261.360	Euros

RIO NARCEA GOLD MINES S.A.		$*000
AGUABLANCA PROJECT
ECONOMIC MODEL
BASE CASE - MAY, 2002 MINE PLAN

Ni Price	$6.600	/Ton
Copper Price	$1.600	/Ton
Pt Price	$400	/Oz
Pd Price	$400	/Oz
Co Price	$20.000	/Ton

CASH FLOW	Year -2				Year -1				Year 1				Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	TOTALS
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Pre-strip Tonnes Mined	-	-	-	-	-	-	1.499.000	1.382.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2.881.000
Tonnes Mined (Ore + Waste)	-	-	-	-	-	-	-	-	2.245.000	2.245.000	2.245.000	2.245.000	8.980.000	8.980.000	9.530.000	13.200.000	13.200.000	13.200.000	11.500.000	6.180.000	3.652.000	877.000	98.279.000
Tonnes Ore Mined	-	-	-	-	-	-	-	-	375.000	375.000	375.000	375.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	714.000	15.714.000
Tonnes Ore Processed	-	-	-	-	-	-	-	-	375.000	375.000	375.000	375.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	1.500.000	714.000	15.714.000
Stockpile Addition	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stockpile Reclaim	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Tonnes Ni Recovered	-	-	-	-	-	-	-	-	2.041	2.129	2.033	2.007	7.832	7.345	7.064	6.917	7.086	8.319	8.187	9.099	8.851	5.482	84.392
Tonnes Cu Recovered	-	-	-	-	-	-	-	-	1.645	1.666	1.605	1.611	6.449	6.214	5.803	5.865	5.703	5.905	6.478	6.686	7.088	4.025	66.742
Oz Pt Recovered	-	-	-	-	-	-	-	-	2.214	2.287	2.212	2.202	8.634	8.229	7.969	7.869	7.996	8.956	8.831	9.637	9.534	5.540	92.108
Oz Pd Recovered									2.117	2.188	2.113	2.103	8.264	7.876	7.616	7.520	7.642	8.561	8.454	9.222	9.124	5.300	88.101
Tonnes Co Recovered									49,500	51,750	49,219	48,375	188,719	175,781	169,031	164,813	169,313	201,938	198,844	221,906	214,875	135,655	2.040

Operating Costs - Fixed:
Mining	-	-	-	-	-	-	-	-	(297)	(297)	(297)	(297)	(1.189)	(1.189)	(1.189)	(1.189)	(1.189)	(1.189)	(1.189)	(1.189)	(1.189)	(1.189)	(13.083)
Processing	-	-	-	-	-	-	-	-	(706)	(706)	(706)	(706)	(2.823)	(2.823)	(2.823)	(2.823)	(2.823)	(2.823)	(2.823)	(2.823)	(2.823)	(2.823)	(31.049)
G&A	-	-	-	-	-	-	-	-	(197)	(197)	(197)	(197)	(787)	(787)	(787)	(787)	(787)	(787)	(787)	(787)	(787)	(787)	(8.659)
Operating Costs - Variable:
Mining/Stockpile	-	-	-	-	-	-	-	-	(1.448)	(1.448)	(1.448)	(1.448)	(5.794)	(5.794)	(6.211)	(8.799)	(9.337)	(9.959)	(9.313)	(5.315)	(3.298)	(797)	(70.410)
Processing	-	-	-	-	-	-	-	-	(1.725)	(1.725)	(1.725)	(1.725)	(6.900)	(6.900)	(6.900)	(6.900)	(6.900)	(6.900)	(6.900)	(6.900)	(6.900)	(3.284)	(72.284)
Royalties	-	-	-	-	-	-	-	-	(153)	(158)	(152)	(151)	(591)	(558)	(535)	(527)	(535)	(610)	(612)	(669)	(662)	(400)	(6.313)
Total Operating Costs	-	-	-	-	-	-	-	-	(4.526)	(4.532)	(4.525)	(4.524)	(18.084)	(18.051)	(18.445)	(21.025)	(21.571)	(22.268)	(21.623)	(17.684)	(15.659)	(9.281)	(201.799)

Net Income	-	-	-	-	(5)	(5)	(5)	(27)	-	-	-	-	-	-	6.502	7.141	7.151	9.169	9.125	13.244	14.067	9.497	75.853
Net Cash Flow	-	-	-	-	-	-	-	-	5.414	5.779	12.051	12.266	20.399	18.259	11.440	9.667	9.396	12.644	12.735	19.084	20.097	20.929	190.162
Cumulative Cash Fow	-	-	-	-	-	-	-	-	5.414	11.193	23.244	35.510	55.909	74.168	85.608	95.276	104.672	117.316	130.052	149.136	169.233	190.162

Annualized Cash Flow		Year -1	Year 1	Year 2	Year 3	Year 4	Year 5		Year 6	Year 7	Year 8	Year 9	Year 10	Year 11		Total

Net Cash Flow (excluding equity)		(64.142)	35.510	20.399	18.259	11.440	9.667		9.396	12.644	12.735	19.084	20.097	20.929		126.020
Acummulated Net CF		(64.142)	(28.632)	(8.233)	10.026	21.466	31.133		40.530	53.174	65.909	84.994	105.091	126.020

NPV @	0,00% $	126.020
NPV @	5,00% $	82.433
NPV @	10,00% $	48.586
NPV @	15,00% $	33.384
IRR	30,08%
Pay Back	2,45

RIO NARCEA RESOURCES	$*000	FREE DEPRECIATION ANALYSIS
AGUABLANCA PROJECT
ECONOMIC MODEL
BASE CASE - MAY, 2002 MINE PLAN

	Year -2				Year -1				Year 1				Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	TOTALS
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4

Capital Expenditure:
Initial Capital	-	-	-	-	6.480	10.077	13.560	11.812	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	41.928
Ongoing Capital	-	-	-	-	-	-	-	-	217	217	217	217	870	870	2.222	870	870	870	1.543	870	870	870	-	11.591
Other Capitalized Expenses (Prestripping)	-	-	789	789	1.175	1.175	1.175	1.175	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6.278
Prior Period Capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Capital	-	-	789	789	7.655	11.252	14.735	12.987	217	217	217	217	870	870	2.222	870	870	870	1.543	870	870	870	-	59.798
Cumulative Capital	-	-	789	1.578	9.233	20.485	35.219	48.206	48.424	48.641	48.858	49.076	49.945	50.815	53.037	53.907	54.776	55.646	57.189	58.058	58.928	59.798	59.798

Amount Depreciated (prior period)	-	-	-	-	-	-	-	-	-	4.386	4.577	4.220	4.286	16.607	15.148	3.813	870	870	870	1.543	870	870	870	59.798
Cumulative Depreciation	-	-	-	-	-	-	-	-	-	4.386	8.963	13.183	17.469	34.076	49.224	53.037	53.907	54.776	55.646	57.189	58.058	58.928	59.798

Net Capital Available for Depreciation	-	-	789	1.578	9.233	20.485	35.219	48.206	48.424	44.255	39.896	35.893	32.476	16.739	3.813	870	870	870	1.543	870	870	870	-

Taxable Income Before Depreciation	-	-	-	-	(5)	(5)	(5)	(27)	3.290	3.482	3.125	3.191	12.137	10.582	9.142	6.864	6.734	9.664	10.054	15.202	16.033	7.263	-	116.720
Add: Accounting Depreciation	-	-	-	-	-	-	-	-	1.096	1.096	1.096	1.096	4.469	4.566	4.675	4.992	5.137	5.311	5.528	6.043	6.477	8.217	-	59.798
Less: Free Depreciation Applied	-	-	-	-	-	-	-	-	(4.386)	(4.577)	(4.220)	(4.286)	(16.607)	(15.148)	(3.813)	(870)	(870)	(870)	(1.543)	(870)	(870)	(870)	-	(59.798)
Net Taxable Income	-	-	-	-	(5)	(5)	(5)	(27)	-	-	-	-	-	-	10.003	10.986	11.001	14.106	14.039	20.375	21.641	14.610	-	116.720

Grants ANALYSIS	Year -2				Year -1				Year 1				Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	TOTALS
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4

Current Capital Investment	-	-	789	789	7.655	11.252	14.735	12.987	217	217	217	217	870	870	2.222	870	870	870	1.543	870	870	870	-	59.798

Cash Grants @ 15%	-	-	-	-				237				6.994	130	130	130	333	130	130	130	231	130	130	130	8.970
Cumulative Grants	-	-	-	-	-	-	-	237	237	237	237	7.231	7.361	7.492	7.622	7.956	8.086	8.216	8.347	8.578	8.709	8.839	8.970

Grants Income Recognized	-	-	-	-	-	-	-	-	164	72	-	164	670	685	701	749	771	797	829	906	972	1.233	-	8.713
Cumulative Grants Income	-	-	-	-	-	-	-	-	164	237	237	401	1.071	1.756	2.458	3.206	3.977	4.774	5.603	6.509	7.481	8.713	8.713
Balance to be Recognized as Income	-	-	-	-	-	-	-	237	72	-	-	6.830	6.290	5.735	5.165	4.749	4.109	3.443	2.744	2.069	1.228	126	256

Accounting Depreciation Applied	-	-	-	-	-	-	-	-	1.096	1.096	1.096	1.096	4.469	4.566	4.675	4.992	5.137	5.311	5.528	6.043	6.477	8.217	-	59.798

ACCOUNTING DEPRECIATION		Year -2				Year -1				Year 1				Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	TOTALS
		Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Initial Capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-			-
Year -2	1.578	-	-	-	-	-	-	-	-	36	36	36	36	143	143	143	143	143	143	143	143	143	143		1.578
Year -1	46.628	-	-	-	-	-	-	-	-	1.060	1.060	1.060	1.060	4.239	4.239	4.239	4.239	4.239	4.239	4.239	4.239	4.239	4.239		46.628
Year 1	870	-	-	-	-	-	-	-	-	-	-	-	-	87	87	87	87	87	87	87	87	87	87		870
Year 2	870	-	-	-	-	-	-	-	-	-	-	-	-	-	97	97	97	97	97	97	97	97	97		870
Year 3	870	-	-	-	-	-	-	-	-	-	-	-	-	-	-	109	109	109	109	109	109	109	109		870
Year 4	2.222	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	317	317	317	317	317	317	317		2.222
Year 5	870	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	145	145	145	145	145	145		870
Year 6	870	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	174	174	174	174		870
Year 7	870	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	217	217	217	217		870
Year 8	1.543	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		514	514	514		1.543
Year 9	870	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	435	435		870
Year 10	870	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	870		870
Year 11	870																						870		870
Year 12	-

TOTALS	59.798	-	-	-	-	-	-	-	-	1.096	1.096	1.096	1.096	4.469	4.566	4.675	4.992	5.137	5.311	5.528	6.043	6.477	8.217		59.798

AGUABLANCA PROJECT SENSITIVITY ANALYSIS NPV

Ni Grade						Ni Price
	5,0%	7,5%	10,0%	12,5%	15,0%		5,0%	7,5%	10,0%	12,5%	15,0%
120%	112.588	93.082	77.001	63.617	52.374	120%	124.115	103.159	85.886	71.515	59.448
110%	97.524	79.831	65.245	53.105	42.907	110%	104.716	86.127	70.805	58.054	47.345
100%	82.433	66.542	53.444	42.542	33.384	100%	82.433	66.542	53.444	42.542	33.384
90%	67.284	53.175	41.548	31.872	23.742	90%	52.580	40.266	30.118	21.670	14.570
80%	52.080	39.735	29.566	21.104	13.995	80%	21.106	12.382	5.209	(749)	(5.747)
Concentrate Ni grade						Mine Operating Cost
	5,0%	7,5%	10,0%	12,5%	15,0%		5,0%	7,5%	10,0%	12,5%	15,0%
120%	97.592	79.773	65.089	52.872	42.613	120%	82.433	66.542	53.444	42.542	33.384
110%	90.723	73.788	59.830	48.216	38.460	110%	82.433	66.542	53.444	42.542	33.384
100%	82.433	66.542	53.444	42.542	33.384	100%	82.433	66.542	53.444	42.542	33.384
90%	72.251	57.621	45.560	35.520	27.082	90%	82.433	66.542	53.444	42.542	33.384
80%	59.491	46.425	35.653	26.683	19.142	80%	82.433	66.542	53.444	42.542	33.384
Mill Operating Costs						Capital Expenditure (Initial 2 Years)
	5,0%	7,5%	10,0%	12,5%	15,0%		5,0%	7,5%	10,0%	12,5%	15,0%
120%	74.502	59.412	46.981	36.642	27.960	120%	76.120	60.062	46.804	35.749	26.446
110%	78.468	62.977	50.213	39.592	30.672	110%	79.276	63.302	50.124	39.146	29.915
100%	82.433	66.542	53.444	42.542	33.384	100%	82.433	66.542	53.444	42.542	33.384
90%	86.398	70.107	56.676	45.493	36.096	90%	85.553	69.732	56.703	45.869	36.776
80%	90.343	73.645	59.874	48.405	38.766	80%	88.649	72.891	59.925	49.153	40.121
€/$ Exchange						Cu grade
	5,0%	7,5%	10,0%	12,5%	15,0%		5,0%	7,5%	10,0%	12,5%	15,0%
120%	102.995	84.880	69.929	57.473	46.999	120%	90.539	73.682	59.786	48.219	38.501
110%	93.659	76.559	62.453	50.706	40.832	110%	86.495	70.125	56.630	45.398	35.962
100%	82.433	66.542	53.444	42.542	33.384	100%	82.433	66.542	53.444	42.542	33.384
90%	68.668	54.240	42.361	32.482	24.190	90%	78.371	62.960	50.258	39.687	30.806
80%	51.397	38.776	28.403	19.791	12.572	80%	74.309	59.378	47.072	36.831	28.228

Ni Recovery						Smelting & Refining
	5,0%	7,5%	10,0%	12,5%	15,0%		5,0%	7,5%	10,0%	12,5%	15,0%
120%	112.588	93.082	77.001	63.617	52.374	120%	42.404	31.265	22.088	14.452	8.035
110%	97.524	79.831	65.245	53.105	42.907	110%	62.477	48.982	37.859	28.601	20.821
100%	82.433	66.542	53.444	42.542	33.384	100%	82.433	66.542	53.444	42.542	33.384
90%	67.284	53.175	41.548	31.872	23.742	90%	102.313	83.999	68.904	56.341	45.789
80%	52.080	39.735	29.566	21.104	13.995	80%	122.170	101.425	84.325	70.096	58.147

AGUABLANCA PROJECT SENSITIVITY ANALYSIS IRR

Ni Grade			Ni Price

	120%	37,87%		120%	40,52%
	110%	34,05%		110%	35,79%
	100%	30,08%		100%	30,08%
	90%	25,90%		90%	21,88%
	80%	21,54%		80%	12,16%

Concentrate Ni grade			Mine Operating Cost

	120%	33,67%		120%	30,08%
	110%	32,10%		110%	30,08%
	100%	30,08%		100%	30,08%
	90%	27,46%		90%	30,08%
	80%	24,01%		80%	30,08%
Mill Operating Costs			Capital Expenditure (Initial 2 Years)

	120%	27,56%		120%	25,46%
	110%	28,81%		110%	27,60%
	100%	30,08%		100%	30,08%
	90%	31,35%		90%	32,89%
	80%	32,59%		80%	36,16%
€/$ Exchange			Cu grade

	120%	36,23%		120%	32,21%
	110%	33,44%		110%	31,17%
	100%	30,08%		100%	30,08%
	90%	25,91%		90%	28,98%
	80%	20,66%		80%	27,87%
Ni Recovery			Smelting & Refining

	120%	37,87%		120%	18,85%
	110%	34,05%		110%	24,68%
	100%	30,08%		100%	30,08%
	90%	25,90%		90%	35,12%
	80%	21,54%		80%	39,92%

AGUABLANCA PROJECT SENSITIVITY ANALYSIS IRR

% IRR
42,50%
40,00%
37,50%
35,00%
32,50%
30,00%
27,50%
25,00%
22,50%
20,00%
17,50%
15,00%
12,50%
10,00%
120%
110%
100%
90%
80%
% FLEXED
Ni Grade
Ni Price
Concentrate Ni grade
Mine Operating Cost
Mill Operating Costs
Capital Expenditure (Initial 2 Years)
€/$ Exchange
Cu grade
Smelting & Refining

AGUABLANCA PROJECT SENSITIVITY ANALYSIS NPV

Ni Grade
Ni Price
Concentrate Ni grade
Mine Operating Cost
Mill Operating Costs
Capital Expenditure (Initial 2 Years)
€/$ Exchange
Cu grade
Discount Rate
Smelting & Refining
NPV (10% Discount rate)
90.000
87.500
85.000
82.500
80.000
77.500
75.000
72.500
70.000
67.500
65.000
62.500
60.000
57.500
55.000
52.500
50.000
47.500
45.000
42.500
40.000
37.500
35.000
32.500
30.000
27.500
25.000
22.500
20.000
17.500
15.000
12.500
10.000
7.500
5.000
2.500
-
120%
110%
100%
90%
80%
% FLEXED

RIO NARCEA GOLD MINES.S.A. $*000
AGUABLANCA PROJECT
ECONOMIC MODEL
BASE CASE - MAY, 2002 MINE PLAN

Debt Percentage	0%
Payback Term (years)	5
Interest Rate	7%

DEBT FINANCE		Year -2				Year -1				Year 1
		Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4

Initial Balance		-	-	-	-	-	-	-	-	-	-	-	-
Drawdown		-	-	-	-	-	-	-	-	-	-	-	-
Principal Repayment		-	-	-	-	-	-	-	-	-	-	-	-
Ending Balance		-	-	-	-	-	-	-	-	-	-	-	-

Interest @	7%	-	-	-	-	-	-	-	-	-	-	-	-

RIO NARCEA GOLD MINES.S.A.
AGUABLANCA PROJECT
ECONOMIC MODEL
BASE CASE - MAY, 2002 MINE PL

Debt Percentage	0%
Payback Term (years)	5
Interest Rate	7%

DEBT FINANCE		Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	TOTALS

Initial Balance		-	-	-	-	-	-	-	-	-	-	-
Drawdown		-	-	-	-	-	-	-	-	-	-	-	-
Principal Repayment		-	-	-	-	-	-	-	-	-	-	-	-
Ending Balance		-	-	-	-	-	-	-	-	-	-	-

Interest @	7%	-	-	-	-	-	-	-	-	-	-	-	-

VOLUME 1 / SECTION 16 PROJECT IMPLEMENTATION PLAN

16. CONCLUSIONS AND RECOMMENDATIONS

The proposed Aguablanca Project is located approximately 80 km north of Seville close to the main N-630 road that runs about 3 km west of the project. All project is located north of the Cala River that forms the boundary between the Extremadura and Andalucia Regional Authorities to the north and south respectively. The closest village is Real de la Jara in Sevilla Province, located about 2kms south-east of the proposed mine site.

The establishment of a new mining and processing operation has been welcomed, both from the local and regional authorities, as unemployment is high in this part of Southern Spain.

Based upon the information and conditions specified in the BFS, the Aguablanca Project is considered to be technically viable and economically robust, and positioned toward the low end of the risk spectrum.

At an ore treatment rate of 1,5Mtpy over an estimated open pit mine life of 10,5 years the project IRR i30.1% on an all-equity funded capital expense of US$ 64,1M at metal prices of US$6,600/t for nickel and US$1,600/t for copper. The project payback period is 2,75 years.

There is room for further improvement in the project economics by greater optimization of pit slopes and subsequent reduction of waste, reducing the overall mining cost.

The financial criteria upon which the project is based have been examined and the project economics found to be relatively insensitive to variations in capital and operating costs, being more sensitive to variations in concentrate grades and metal prices, and US$/Euro exchange rate.

The IRR is good, assuming reasonable metal prices. The break-even price is relatively low and the project should sustain periods of low commodity prices. At a constant nickel price of US$4,800/t the IRR is 5%. Hence US$4,800 may be considered a realistic break-even nickel price when copper and PGM prices remain at US$1,600/t and US$400/oz respectively.

The ore reserve estimate, mining and metallurgical process design, and capital and operating costs, are sound and realistic, comparing well with RNR’s experience at its "El Valle" project.

 Mining and process plant unit operations proposed for Aguablanca are well established and practiced in many countries throughout the world. There are no apparent areas of high technical risk. The environmental impact of the project has been examined and found to be compatible with the area with no areas identified as being non-correctable, or having a critical impact of any kind.A risk analysis indicates that, of all of the risks identified and considered here, none fall into an extreme risk category and most are manageable. That is, they do not differ greatly in likelihood or consequence from risks encountered in similar mining and mineral processing operations worldwide.

Rio Narcea Recursos SA	Section 16/Page 1
Aguablanca Nickel-Copper Feasibiloity Report	REF : 0471/4/DD/19789

VOLUME 1 / SECTION 16 PROJECT IMPLEMENTATION PLAN

Project implementation will include such things as finalising contracts, obtaining environmental, mining, production, and other approvals and/or permits complying with local, provincial and/or federal government requirements. Certain engineering, procurement and other activities can proceed in parallel with these and, once finance is approved, large long-lead items may be ordered.

To maximise project returns, the schedule of activities to be addressed by RNR, from approvals through to construction and commissioning, should be carefully planned and executed with the aim of producing concentrate as soon as possible. Untimely delays are likely to result in significant loss of early revenue, adversely affecting net cash flow.

The robustness of the project may be further improved by the inclusion of major second hand plant capital items. Such items should be engineered into the flowsheets already proposed and costed by MDM such that the full extent of the capital changes are fully recognised and re-costed. The time preceding finance approval may be used to evaluate the suitability of second hand plant and equipment.

As well as the capital cost of second hand plant per se, both the cost of relocating this plant and its effect in allowing earlier than scheduled production (early cash flow) should be determined. Their collective effect upon the project economics can then be calculated, providing RNR with a valuable directive.

For future consideration there is significant potential for additional open pit ore reserves from nearby mineralized outcrops and through pit optimization at depth. The ore is open ended at depth and there is a strong indication of an extension to the north-east of the proposed pit. At depth, high-grade drills intersections show ore grades are likely to be adequate for underground mining operations. This is due to what now appears to be excellent apparent ore continuity and rock conditions.

Similarly, although not considered here, is treatment of stockpiled marginal mineralized material extracted during normal mining operations that are likely to add to the project’s life. The same applies to additional resources that may be found within the designed pit.

In the light of the foregoing information it is recommended that approval be given by the appropriate Government authorities, finance and other organizations to proceed with the final stages of project development and culminating in project implementation in the year 2003, allowing RNR, and the Aguablanca region at large, to benefit from the favourable market conditions now prevailing and expected to continue over this period and beyond.

Rio Narcea Recursos SA	Section 16/Page 2
Aguablanca Nickel-Copper Feasibiloity Report	REF : 0471/4/DD/19789